UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2008
OSI GEOSPATIAL INC.
(Translation of registrant’s name into English)
300-340 March Road.
Kanata, ON K2K 2E4, Canada
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑  Form 40-F  ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐  No  ☑

News Release
FOR IMMEDIATE RELEASE
OSI Geospatial Reports 2007 Fourth Quarter and Full Year Results and Confirms Conference Call for
March 6, 2008
March 5, 2008
Ottawa, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) today announced its financial results for the fourth quarter and full year ended November 30, 2007, reported in US dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The company has also announced that it will present its results during a conference call scheduled for 4:30PM, Eastern Time, March 6, 2008.
For the fourth quarter of 2007, OSI Geospatial reported revenue of $8.3 million, down from $10.0 million for the same quarter in 2006, a decrease of 18%. Marine systems revenue was $4.0 million compared with revenue of $6.3 million in the same quarter of 2006, a decrease of approximately 37%. Land and air systems revenue was $3.4 million compared with $2.5 million in 2006, an increase of 35% and mapping revenue was $915,000 compared with $1.2 million for the same quarter last year, a decrease of 23%.
Full year 2007 consolidated revenue of $25.3 million compares to $24.1 million in the prior year, an increase of 5%. Revenue growth for 2007 was affected by unexpected delays in contracts. These contracts are expected to be secured in 2008. The revenue includes $10.7 million in land and air systems revenue compared with $8.8 million in 2006, an increase of 22%. Land and Air systems generated 42% of the revenue as compared to 36% in the previous year. Marine systems generated revenue of $10.2 million as compared with $11.3 million in the previous year, a decrease of 9% and it generated 40% of the total revenue compared with 47% in 2006. Total mapping revenue was $4.4 million, an increase of 7% over the $4.1 million in 2006. Its share of the total revenue remained consistent at 17% year to year.
For the fourth quarter of 2007, the company reported a net loss of $798,000 compared to net earnings of $2.8 million for the same quarter in 2006. For the full year of 2007, the net loss of $2.9 million compares with the net earnings of $932,000 in 2006. The net loss in 2007 was primarily driven by the decrease in revenue from our high gross margin marine systems business, completion of the R&D funding from Technology Partnership Canada, significant increase in the value of the Canadian dollar, investment in the expansion of our sales and marketing capabilities and non-recurring one-time expenses related to management changes and establishing our corporate office in Ottawa.
For the fourth quarter of 2007, the net loss attributable to common shareholders was $960,000 or $0.02 per share compared to the net income of $2.6 million or $0.08 per share in 2006. For the full year of 2007, the net loss attributable to common shareholders was $3.6 million or $0.09 per share compared to the net loss available to common shareholders of $82,000 or $0.00 per share in the prior year.
“2007 was a very challenging year for our company, as we were not able to close on a few key contracts in the United Kingdom and the United States. Despite disappointing financial results, I am encouraged by the progress that we are making towards developing our sales funnel, diversifying our product offerings and entering the high growth maritime security markets,” said Ken Kirkpatrick, president and CEO of OSI Geospatial. “We remain confident that we will close and benefit from the delayed contracts in 2008. Our investment to expand the company’s sales and marketing capabilities

News Release
has resulted in a significant increase in the number of qualified sales opportunities and, moving forward, this will greatly reduce our dependency on a few key contracts.”
The company established the following goals for the fiscal year ending November 30, 2007 and reports the following results:
1.	Achieve revenue in the range of $28 million to $32 million for fiscal 2007 and be profitable
•	Reported revenue of $25.3 million for 2007

•	Signed contracts worth approximately $28 million in 2007

•	Awarded contracts worth approximately $26 million in 2007 that are expected to be signed in 2008

•	Profitability was not achieved due to the reasons identified
2.	Secure a significant U.S. Department of Defense (DOD) and U.K. Ministry of Defence (MOD) prime contract;
•	U.S. DOD contract awarded in 2007 and is expected to be signed by the end of Q2 2008

•	U.K. MOD contract awarded in 2007 and is expected to be signed by the end of Q2 2008
3.	Continue to expand the company’s customer base by securing new customers in each of the three defence domains: air, land, and sea. New customers include;
•	U.S. Department of Homeland Security

•	U.S. Navy Naval Expeditionary Combat Command

•	U.S. Marine Corps Training Systems
4.	Continue to diversify into new market sectors by leveraging the company’s core technology in the development of new products;
•	Developed a handheld situational awareness device for frontline medical personal in the U.S. Army

•	Developed a small boat asset control and tracking system (ACT) for maritime interdiction operations (MIOPS)

•	Developed a digital maritime operations plot system (DMOPS) for advanced submarine navigation operations and secured a contract with the Australian Navy

•	Developed a handheld situational awareness unit for military special operations and first responders operating in extreme environments (SUSA)

•	Developed a situational awareness command and control solution for the maritime security market
5.	Establish the company as a creditable supplier in the global national security / homeland defence market
•	Launched the Layered Security Solutions Division in support of the significant U.S. maritime security market opportunity with an office in Norfolk Virginia and a staff base with extensive experience in this area

•	Signed a $2.1M contract to provide integrated vulnerability assessment services to the U.S. Department of Homeland Security

•	Signed contract valued at approx. $1.2 million to conduct a maritime integrated vulnerability assessment for a Tier I U.S. port region, Sabine Neches Region Maritime Security Committee in Texas

2

News Release
2008 Strategic Objectives
“We remain committed to the execution of our aggressive growth strategy. Moving forward, we will focus the majority of our resources on developing opportunities in the defence and national security markets in the United States, United Kingdom and Canada,” continued Mr. Kirkpatrick. “These markets will drive our future growth and we are confident that our investment made to expand our sales and marketing capabilities in 2007 will lead to success in all of these markets in 2008.”
     The company has established the following goals for the fiscal year 2008;
•	Secure new significant contracts in the United States, United Kingdom and Canadian defence and security markets

•	Secure U.S. maritime/port security integrated vulnerability assessments contracts

•	Close our first project to provide our naval situational awareness technology to the maritime security market

•	Establish a new strategic partnership with large defence contractor to integrate our technology into their systems to provide the company entry to large programs and extend our reach into the international market

•	Continue to leverage the company’s core technology to develop and enter into adjacent and new markets
Conference Call
OSI Geospatial Inc. will present the results from the 2007 fourth quarter and year-end at 4:30PM, Eastern Time (1:30PM Pacific Time) the following day, March 6, 2008. The conference call can be accessed in North America, toll-free, by dialing +1-800-319-4610 and internationally by dialing +1-604-638-5340. Please phone in 10-15 minutes prior to the start of the call. The conference call will also be broadcast live over the Internet and on the company’s investor site at www.osigeospatial.com. In addition, a replay of the call will be available via telephone for seven business days, beginning approximately two hours after the call. To listen to the telephone replay, North American callers please dial +1-800-319-6413 and international callers please dial +1-604-638-9010. Enter access code 7825 followed by the # key.
About OSI Geospatial
OSI Geospatial Inc. delivers advanced geospatial systems and software that enable shared real-time situational awareness for military, safety and security applications. Our products and services enable our customers to integrate and visualize live data with any combination of sensor data, imagery, maps and charts. This capability provides our customers with enhanced operational performance, safety and security through shared real-time situational awareness. OSI Geospatial systems and software are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OSIIF). For additional information please visit www.osigeospatial.com.

3

News Release
Forward-Looking Statements
Certain statements made in this news release that are not based on historical information are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with the Company’s business include risks related to its reliance on international government contracts; the number of large customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”), as well as other periodic reports filed with the SEC and the CSA. The Company does not undertake any obligation to update the forward-looking statements.
Copyright © 2008 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. IGEN and C3CORE are registered trademarks of CHI Systems Inc., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice
For more information:
Jane Hayward
Investor Relations
+1 613 287 8004 or +1 888 880 9797
+1 613 287 0466 (FAX)
invest@osigeospatial.com

4

News Release
OSI Geospatial Inc
Consolidated Balance Sheets (Unaudited) (Canadian GAAP)
As at November 30, 2007 and 2006

	2007	2006
In thousands of U.S. dollars		(restated)

Assets
Current assets
Accounts receivable and unbilled revenue	$13,055	$12,707
Income taxes recoverable	—	28
Inventory	1,216	1,063
Prepaid expenses and deposits	502	534
Current portion of future income tax asset	132	104

	14,905	14,436
Deferred development costs	97	—
Future income tax asset	271	1
Equipment and furnishings	1,914	1,089
Intangible and other assets	861	794
Goodwill	8,300	8,130

	$26,348	$24,450

Liabilities
Current liabilities
Bank indebtedness	$822	$904
Accounts payable and accrued liabilities	5,585	4,887
Income taxes payable	179	86
Unearned revenue	392	667
Current portion of deferred rent	38	—
Current portion of future income tax liability	25	15
Current portion of capital lease obligations	46	—

	7,087	6,559
Deferred rent	347	—
Capital lease obligation	200	—
Future income tax liability	100	110

	7,734	6,669

Shareholders’ Equity
Issued and outstanding
30,262 Class A, Series A preference shares (2006 – 30,262)	19	19
178,530 Class B, Series 2 preference shares (2006 – 279,840)	4,542	7,115
46,956,439 common shares (2006 – 35,137,046)	21,293	15,887

	25,854	23,021
Warrants	4,618	4,286
Contributed surplus	1,679	1,343
Accumulated deficit	(16,564)	(13,296)
Accumulated other comprehensive income	3,027	2,427

	18,614	17,781

	$26,348	$24,450

News Release
OSI Geospatial Inc
Consolidated Statement of Operations (Unaudited) (Canadian GAAP)
For the years ended November 30, 2007, 2006

	2007	2006	2005
In thousands of U.S. dollars, except share related data		(restated)	(restated)

Revenue
Marine Systems	$10,219	$11,274	$8,181
Land and air systems	10,703	8,761	—
Mapping	4,404	4,102	2,945

	25,326	24,137	11,126

Cost of sales	15,560	13,484	5,696

Gross profit	9,766	10,653	5,430

Expenses
General and administrative	6,175	5,712	4,759
Engineering	1,361	1,783	1,527
Sales and marketing	3,859	2,527	2,354
Amortization	326	510	245
Interest expense	70	21	23
Interest income	(7)	(37)	(156)
Foreign exchange loss (gain)	316	(233)	90
Loss on sale of fixed assets	9	2	4
Technology Partnerships Canada royalty	471	493	243
Technology Partnerships Canada contribution	—	(760)	(1,090)

	12,580	10,018	7,999

Net earnings (loss) before income taxes	(2,814)	635	(2,569)

Future income tax expense (recovery)	(298)	(364)	726
Current income tax expense	358	67	204

Income tax expense (recovery)	60	(297)	930

Net earnings (loss)	$(2,874)	$932	$(3,499)

Net loss available to common shareholders	$(3,588)	$(82)	$(4,252)

Loss per share
Basic	$(0.09)	$(0.00)	$(0.15)
Diluted	$(0.09)	$(0.00)	$(0.15)

Weighted average number of common shares outstanding
Basic	41,096,261	32,381,992	27,989,832
Diluted	41,096,261	48,843,168	27,989,832

2

News Release
OSI Geospatial Inc
Consolidated Statements of Cash flows (Unaudited) (Canadian GAAP)
For the years ended November 30, 2007, 2006 and 2005

	2007	2006	2005
In thousands of U.S. dollars		(restated)	(restated)

Cash flows from (used) in operating activities
Net earnings (loss) for the year	$(2,874)	$932	$(3,499)
Items not affecting cash
Amortization	554	763	404
Loss on disposal of equipment	9	2	3
Stock-based compensation	262	104	1,078
Future income taxes	(298)	(558)	678

	(2,347)	1,243	(1,336)

Changes in non-cash working capital items
Accounts receivable	69	(1,995)	(1,222)
Inventory	47	(109)	(363)
Prepaid expenses and deposits	138	185	(362)
Accounts payable and accrued liabilities	459	809	1,079
Income taxes payable	86	(173)	131
Unearned revenue	(275)	197	356
Deferred rent	367	—	—

	891	(1,086)	(381)

	(1,456)	157	(1,717)

Cash flows used in investing activities
Purchase of Liddy International Inc.	(25)	—	—
Purchase of CHI Systems, Inc., net of cash acquired	—	(8,146)	—
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired	—	—	(973)
Decrease (increase) in restricted cash	—	189	(189)
Development costs deferred	(97)	—	—
Additions to equipment and furnishings	(400)	(290)	(70)
Additions to leaseholds	(663)	—	—
Additions to intangibles and other assets	(247)	(237)	(216)

	(1,432)	(8,484)	(1,448)

Cash flows from (used in) financing activities
(Repayments to) advances from operating line of credit	(103)	904	—
Capital lease financing	246
Issue of common shares, net of issue costs	2,812	60	7
Issue of warrants	332	—	—
Issue of Class B Series 2 preference shares and warrants, net of issue costs	—	—	13,756
Class B preference share issue costs	—	6	—
Repurchase of Class B Series 1 preference shares	—	—	(2,281)
Class B preference share dividends declared and paid	(382)	(1,014)	(753)

	2,905	(44)	10,729

Effect of foreign exchange on cash balances	(17)	149	446

Increase (decrease) in cash and cash equivalents	—	(8,222)	8,010
Cash and cash equivalents – beginning of year	—	8,222	212

Cash and cash equivalents – end of year	$—	$—	$8,222

3

MANAGEMENT’S DISCUSSION AND ANALYSIS
for the year ended November 30, 2007
OSI Geospatial Inc.
300-340 March Road
Kanata, ON K2K 2E4
Tel: 613.287.0462
Fax: 613.287.0466
www.osigeospatial.com

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations
The following discussion and analysis provides a review of activities, results of operations, and financial condition of OSI Geospatial Inc. (“the Company”, “our” or “we”) for the fiscal year and fourth quarter ended November 30, 2007 in comparison with those for the fiscal years and fourth quarters ended November 30, 2006 and 2005. The following discussion should be read in conjunction with our audited annual consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), including the notes thereto, for the fiscal year and fourth quarter ended November 30, 2007.
Effective March 1, 2006, we adopted the U.S. dollar as our reporting currency. All references to financial information in this report concerning OSI Geospatial Inc. are in accordance with Canadian GAAP and all dollar amounts are in U.S. dollars unless otherwise indicated. A reconciliation of our results to United States generally accepted accounting principles (“U.S. GAAP”) is provided in note 22 of the notes to the consolidated financial statements.
Beginning in the first quarter of fiscal 2006, we have changed our financial reporting segments in order to reflect changes in management’s analysis of our business. Our consolidated revenue categories were changed to marine systems, land and air systems, and mapping operations and our reportable segments to U.S. Systems Operations, International Systems Operations, Mapping Operations, and Corporate and Public Company costs. On April 12, 2006 at the Company’s annual general meeting, its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.
This report contains forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the future achievement of corporate objectives, advancement of additional project interests, analysis and development of acquisition opportunities, various project interests and other matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply, as well as other factors discussed below and those risks which are discussed under the heading “Risks and Uncertainties”. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ form those set forth in the forward-looking statements.
ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data is subject to change without notice.
Additional information relating to OSI Geospatial, including our Annual Information Form and our Form 20-F report is filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and is also available on the company’s investor web site at www.osigeospatial.com.
This management’s discussion and analysis is dated February 25, 2008.
© 2007 OSI Geospatial Inc. and its affiliated or related companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Overview
Founded in 1977, the Company is a leader in providing real time situational awareness solutions. The Company delivers products and services to the large and fast-growing defence and security markets. Our systems address critical issues — namely the need for enhanced real-time situational awareness and network-enabled operations. In the changing face of war where interoperability between forces and allies is critical, OSI Geospatial provides essential tactical, strategic, and operational information to help aid decision-making, improve efficiency, and provide real-time access to all available information.
Headquartered in Ottawa, the Company is a globally focused organization with offices across North America and a sales office in the United Kingdom. The Company became a public company in 1990, and is currently listed on the Toronto Stock Exchange (symbol: OSI). We also trade on the Over the Counter Bulletin Board (symbol: OSIIF).
In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon”) of Salt Lake City, Utah. Mapcon is a land mapping company in the U.S. geospatial mapping market.
In December 2005, the Company completed the acquisition of CHI Systems Inc. (“CHI”), a United States defence contractor. CHI has three offices in the United States, is a supplier of technology and services to the U.S. Department of Defense and key defence prime contractors. CHI has developed C2, training simulation and cognitive agent applications to support its customers in multiple U.S. military agencies.
In April 2007 the Company, through its subsidiary CHI Systems Inc., acquired the assets of Liddy International Inc. (“Liddy”), a United States defence and security consultancy company and has established a new division, Layered Security Solutions (“LSS”). The company’s LSS division is primarily focused on developing the U.S. homeland security market.
The Company’s current corporate structure is presented in the chart below.
Our mission is to provide our customers in the military and security markets with quality geospatial products and services that will enhance operational performance, security and safety through real-time situational awareness. Our clients include the United States Navy, Army, Coast Guard, and Department of Homeland Security, the Canadian Navy and Coast Guard, the UK Royal Navy and other NATO allies around the world. The company is leveraging our world leading technologies, such as ECPINS®, C3COR

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
and iGEN™, to grow our market share, expand our customer base and enter into adjacent markets. We will also continue to partner with the world’s largest defence and security contractors, such as Lockheed Martin, BAE Systems, Northrop Grumman, L-3 Communications, General Dynamics and Raytheon. As we successfully integrate our technology into the solution provided by the large defence systems integrators, we will significantly increase our reach into the defence and security markets around the world.
Our company delivers systems and services that provide situational awareness solutions that meet maritime and land command and control requirements. These include our Warship Electronic Chart Display and Information System (ECPINS-W), Warship Automated Identification Systems (W-AIS), Asset Control and Tracking systems (ACT) and Small Unit Situational Awareness system (SUSA).
Real-time situational awareness solutions are critical to mission execution. With the new face of war and the continuing threat of terror, OSI Geospatial’s systems and services can provide the solutions that military, and security organizations need, including the essential tactical, strategic, and operational information that can be securely shared between forces, allies, and civilians to help ensure interoperability and mission success.
SELECTED DATA
The following tables contain financial information that is derived from the audited consolidated financial statements for the years ended November 30, 2007, 2006, and 2005.

Operations:	For the Year Ended November 30
In thousands of U.S. dollars	2007	2006	2005
		(restated)*	(restated)*
	$	$	$
Revenue	25,326	24,137	11,126
Gross profit	9,766	10,653	5,430
Gross profit percentage	39%	44%	49%
Net (loss) earnings	(2,874)	932	(3,499)
Net loss attributable to common shareholders	(3,588)	(82)	(4,252)

Loss per share – basic and diluted	(0.09)	(0.00)	(0.15)
Weighted average common shares outstanding – basic	41,096,261	32,381,992	27,989,832
Weighted average common shares outstanding – diluted	41,096,261	48,843,168	27,989,832

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements for more information.
Our annual and quarterly results are primarily influenced by the level, timing, and duration of customer orders, and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings. Some of our government customers have cyclical purchasing patterns which can also impact our quarterly and year-to-date results.
The increase in revenue for the year ended November 30, 2007 as compared to the year ended November 30, 2006 is largely due to the timing of new contracts that are awarded and the delivery schedules of existing contracts.
The increase in revenue for the year ended November 30, 2006 as compared to the year ended November 30, 2005 is largely due to the addition of $8.7 million in land and air systems revenue gained

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
through our recent U.S. Systems acquisition. Our revenue is influenced by the timing of new contracts that are awarded and the delivery schedules of existing contracts.
The lower gross profit percentage for the year ended November 30, 2007 as compared to the year ended November 30, 2006 is largely due to the mix of revenue. There was less software revenue and more systems and services revenue for the year ended November 30, 2007 than for the year ended November 30, 2006. Software revenue generates more favorable margins than other revenue streams and services revenue generates less favorable margins than other revenue streams.
The lower gross profit percentage for the year ended November 30, 2006 as compared to the year ended November 30, 2005 is the result of the addition of engineering services revenue generated in our acquired operations. Software revenue generates more favorable margins than other revenue streams and services revenue generates less favorable margins than other revenue streams.
Fluctuations in gross profit are also influenced by the proportion of engineering labor, third-party systems or third-party labor or portions of all three required for a project, and a high proportion of these factors can result in increased cost of sales and therefore lower gross profit. Certain contracts awarded may require the inclusion of engineering labor, third-party systems or third-party labor. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components. In addition, the product mix of services revenue, software, mapping, and systems and systems components in any given period may impact the gross profit for the period.

Financial Position:	For the year ended November 30
In thousands of U.S. dollars	2007	2006	2005
	$	$	$
Cash and cash equivalents, including marketable securities and restricted cash	—	—	8,412
Working capital(1)	7,818	7,877	15,245
Current assets	14,905	14,436	19,301
Long term assets	11,443	10,014	1,901
Total assets	26,348	24,450	21,202
Current liabilities	7,087	6,559	4,056
Long term liabilities	647	110	201
Total liabilities	7,734	6,669	4,257
Shareholders’ equity	18,614	17,781	16,960

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

Dividends declared per share:	During Year ended November 30
In U.S. dollars	2007	2006	2005
	$	$	$
Common shares	—	—	—
Class A preference shares	—	—	—
Class B preference shares – series 1	—	—	2.36
Class B preference shares – series 2	1.64	3.13	3.52
On December 13, 2007, the Company declared, and subsequently paid, dividends of $1.86 per share.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
RESULTS OF OPERATIONS – November 30 2007 compared to November 30, 2006
Overall Performance

In thousands of U.S. dollars	2007	2006	2007 to 2006
		(restated)*
Net earnings (loss) before income taxes	$(2,814)	$635	$(3,449)

Net earnings (loss)	$(2,874)	$932	$(3,806)

Net loss attributable to common shareholders	$(3,588)	$(82)	$(3,506)

Loss per share – basic	$(0.09)	$(0.00)	$(0.09)

Loss per share – diluted	$(0.09)	$(0.00)	$(0.09)

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements for more information.
The net loss reported in the year ended November 30, 2007 were largely driven by lower revenues and by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Backlog
Total backlog is the sum of the firm and option backlogs. As at November 30, 2007, total backlog was $69.7 million compared to $63.2 million at November 30, 2006.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at November 30, 2007 was at $49.1 million compared to $35.2 million at November 30, 2006. Of the $49.1 million firm backlog, $14 million is expected to be executed in fiscal 2008 and $35.1 million is expected to be executed in fiscal year 2009 and beyond.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at November 30, 2007 was at $20.6 million compared to $28.0 million at November 30, 2006.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then converts to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts awarded can significantly impact our total backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.
Revenue

		% of		% of
		total		total
In thousands of U.S. dollars	2007	revenue	2006	revenue	2007 to 2006

Marine systems	$10,219	40%	$11,274	47%	$(1,055)
Land and air systems	10,703	42%	8,761	36%	1,942
Mapping	4,404	18%	4,102	17%	302

	$25,326	100%	$24,137	100%	$1,189

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. In Marine systems, our principal developed product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Marine systems delivered 40% and 47% of the revenue for the year ended November 30, 2007 and 2006, respectively. Our land and air systems through our U.S. Systems operations delivered 42% and 36% of the revenue for the year ended November 30, 2007 and 2006 respectively.
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers in fiscal 2007 were the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. Revenue from these customers accounted for 41% of the consolidated revenue. The main customers in fiscal 2006 were the U. S. Army, the U.S. Navy and the Royal Navy of the United Kingdom. Revenue from these customers accounted for 46% of the consolidated revenue.
Revenue by Segment

		% of		% of
		total		total
In thousands of U.S. dollars	2007	revenue	2006	revenue	2007 to 2006

International Systems operations	$8,214	33%	$9,518	39%	$(1,304)
U.S. Systems operations	12,708	50%	10,517	44%	2,191
Mapping operations	4,404	17%	4,102	17%	302

	$25,326	100%	$24,137	100%	$1,189

Revenue from International Systems operations for the year ended November 30, 2007 decreased 14% as compared to the year ended November 30, 2006 due to the timing of new contracts awarded, the delivery schedules of existing contracts and the mix of products and services delivered.
Revenue from U.S. Systems operations for the year ended November 30, 2007 increased 21% as compared to the year ended November 30, 2006. The increase is due to the acquisition of the Layered Security Solutions business unit as well as general growth in the segment. Delays in the approval of the U.S. federal budget negatively impacted revenue in fiscal 2006.
Revenue from Mapping operations for the year ended November 30, 2007 increased 7% as compared to the year ended November 30, 2006. This is consistent with the increased business volume and the nature and timing of mapping contracts.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Gross Profit

In thousands of U.S. dollars	2007	2006	2007 to 2006

Gross profit	$9,766	$10,653	$(887)
Gross profit percentage	39%	44%	(5)%
Gross profit decreased by 8% in the year ended November 30, 2007 compared to the year ended November 30, 2006 and the gross profit percentage was 5% lower period-over-period. The reduced gross profit and gross profit percentage compared to the prior fiscal year is due to the mix of contracts in the period with more revenue in the lower margin systems and services products and less revenue derived from higher margin software sales
Gross Profit by Segment

In thousands of U.S. dollars	2007	2006	2007 to 2006

Gross profit:

International Systems operations	$4,070	$5,963	$(1,893)
U.S. Systems operations	4,204	3,350	854
Mapping operations	1,492	1,340	152

Consolidated operations	$9,766	$10,653	$(887)

Gross profit percentage:

International Systems operations	50%	63%	(13)%
U.S. Systems operations	33%	32%	1%
Mapping operations	34%	33%	1%

Consolidated operations	39%	44%	(5)%

Gross profit from the International Systems operations for the year ended November 30, 2007 decreased 32% and gross profit percentage was 13% lower when compared to the prior year. The decreases in fiscal 2007 are the result of lower revenues in the International Systems operations and lower margins on systems and services projects compared to more revenues from higher margin software sales in the prior year.
Gross profit from the U.S. Systems operations for the year ended November 30, 2007 increased 26% and gross profit percentage was 1% higher when compared to the prior year. The increase is due to the addition of new higher margin revenues following the acquisition of the Layered Security Solutions business unit as well as higher margin marine navigation revenue to U.S. customers.
Gross profit from the Mapping operations for the year ended November 30, 2007 increased 11% and gross profit percentage was 1% higher when compared to the prior year. Gross profit percentages are influenced by the mix of projects executed. The gross profit percentage of any given mapping project is largely influenced by two factors:
1.	the proportion of production services that are performed in-house versus subcontracted to either specialized production service companies in North America or offshore production companies in India or China, and

2.	the customer’s primary driver, being either price or quality.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Projects where the Company can rely heavily on offshore production will typically have higher gross margin percentages than those that include a large component of specialized or in-house services. Projects were the primary customer driver is quality will generally have higher margins than projects where the primary driver is price.
Operating Expenses

		% of		% of
		total		total
In thousands of U.S. dollars	2007	revenue	2006	revenue	2007 to 2006

General and administrative	$6,175	24%	$5,712	24%	$463
Engineering	1,361	5%	1,783	7%	(422)
Sales and marketing	3,859	15%	2,527	10%	1,332
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses.
G&A increased by 8% for fiscal 2007 compared to the previous year as a result of the increase of staff to support our growth plans. G&A includes a one-time accrual of estimated settlement costs relating to the lawsuit with Triathlon Ltd. as well as costs associated with the relocation of corporate headquarters to Ottawa, Ontario. As a percentage of revenue, G&A was consistent with the prior year.
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. The company expenses research and development-related costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under Canadian GAAP, in which case development expenditures are capitalized and amortized over the estimated lives of the related products. To date, the Company has capitalized $97,000 of development costs incurred in fiscal 2007.
Engineering expenses decreased by 24% for fiscal 2007 compared to the previous year. The decreases are related to engineering staff and related costs being charged to cost of sales to support specific customer orders during the year. The decrease is also due to capitalizing a portion of these costs in fiscal 2007. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses increased by 53% for fiscal 2007 compared to the previous year. The increases in S&M expenses are due to additional sales and marketing emphasis. One-time costs were also incurred including severance costs due to reorganization and costs associated with the relocation of sales and marketing personnel to the new headquarters in Ottawa, Ontario. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European Union, other NATO allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities will not result in closing orders during the current year but are expected to yield orders in subsequent fiscal years.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Amortization

In thousands of U.S. dollars	2007	2006	2007 to 2006

Amortization	$554	$773	$(219)
Total amortization decreased by 27% in fiscal 2007 reflecting the mix of equipment and furnishings at November 30, 2007 and the reduced amortization of intangibles related to our U.S. acquisitions. For the years ended November 30, 2007 and 2006, a portion of the depreciation, $228,000 and $263,000 respectively, was included in cost of sales for equipment used in revenue-generating activities.
Interest expense

In thousands of U.S. dollars	2007	2006	2007 to 2006

Interest expense	$70	$21	$49
Interest expense increased in fiscal 2007 as compared to fiscal 2006. The Company increased its utilization of its credit facility during fiscal 2007. Additionally, there was also an increase in the interest rates in the year.
Interest income

In thousands of U.S. dollars	2007	2006	2007 to 2006

Interest income	$7	$37	$(30)
Interest income decreased in fiscal 2007 as the Company did not have surplus funds to invest.
Foreign Exchange

In thousands of U.S. dollars	2007	2006	2007 to 2006

Foreign exchange loss (gain)	$316	$(233)	$(549)
Foreign exchange loss is largely the result of exchange rate movements of the Australian dollar, the U.S. dollar, and the UK pound which were not in the Company’s favor during the fiscal 2007, as compared to fiscal 2006.
Technology Partnerships Canada

In thousands of U.S. dollars	2007	2006	2007 to 2006

Royalty	$471	$493	$(22)
Contribution	—	(760)	(760)
The company entered into two agreements with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance for the purpose of funding research and development activities which were completed on March 31, 2007. The contributions we received were based on the eligible expenditures incurred.
As part of the agreement entered into on November 15, 1999 with TPC, we are required to pay a royalty of 3% on annual gross revenue in our subsidiary Offshore Systems Ltd. for the period December 1, 1999 to November 30, 2008. In addition, as part of the agreement entered into on April 26, 2004, we are required to pay a royalty of 1.4% on annual gross revenue in our subsidiary Offshore Systems for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue for the period January 1, 2009 to December 31, 2013.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Although we believe that our submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During the year ended November 30, 2005, the Company was subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $105,000 recognized in the 2006 fiscal year as a reduction in TPC contributions. The royalty audit concluded in 2007 and resulted in a requirement to pay an additional $16,000.
Income Taxes

In thousands of U.S. dollars	2007	2006	2007 to 2006

Future income tax expense (recovery)	$(298)	$(364)	$66
Current income tax expense	358	67	291

	$60	$(297)	$357

Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2007, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $3.9 million Canadian non-capital losses carried forward, $8.6 million scientific research and experimental development costs and other Canadian tax balances.
We have recognized a future tax recovery in the year ended November 30, 2007 related to temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in future fiscal years. In accordance with Canadian GAAP, we have provided a valuation allowance against future tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
RESULTS OF OPERATIONS – November 30 2006 compared to November 30, 2005
Overall Performance

In thousands of U.S. dollars	2006	2005	2006 to 2005
	(restated)	(restated)*
	*
Net earnings (loss) before income taxes	$635	$(2,569)	$3,204

Net earnings (loss)	$932	$(3,499)	$4,431

Net loss attributable to common shareholders	$(82)	$(4,252)	$4,170

Loss per share – basic	(0.00)	(0.15)	0.15

Loss per share – diluted	$(0.00)	$(0.15)	$0.15

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements for more information.
The net earnings reported in the year ended November 30, 2006 were largely driven by higher revenues offset by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Backlog
Total backlog is the sum of the firm and option backlogs. As at November 30, 2006, total backlog was $63.2 million compared to $17.5 million at November 30, 2005.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at November 30, 2006 was at $35.2 million compared to $10.0 million at November 30, 2005.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at November 30, 2006 was at $28.0 million compared to $7.5 million at November 30, 2005.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then converts to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts awarded can significantly impact our total backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in our total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.
Revenue

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

Marine systems	$11,274	47%	$8,181	74%	$3,093
Land and air systems	8,761	36%	—	—	8,761
Mapping	4,102	17%	2,945	26%	1,157

	$24,137	100%	$11,126	100%	$13,011

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. In Marine systems, our principal developed product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Marine systems delivered 47% and 74% of the revenue for the year ended November 30, 2006 and 2005, respectively. Our land and air systems through our U.S. Systems operations delivered 36% of the revenue for the year ended November 30, 2006.
In November 2006, our Marine systems were awarded a $29 million long term contract for the provision of warship automatic identification systems (W-AIS) to the UK Royal Navy. This resulted in $5.8 million of revenue in fiscal 2006. The $8.7 million revenue earned by our land and air systems relates to the acquisition of CHI Systems Inc.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers in fiscal 2006 were the U. S. Army, the U.S. Navy and the Royal Navy of the United Kingdom. Revenue from these customers accounted for 46% of the consolidated revenue. The main customers for fiscal 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Canadian Navy and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 40% of the consolidated revenue.
Revenue by Segment

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

International Systems operations	$9,518	39%	$8,181	74%	$1,337
U.S. Systems operations	10,517	44%	—	—	10,517
Mapping operations	4,102	17%	2,945	26%	1,157

	$24,137	100%	$11,126	100%	$13,011

Revenue from the International Systems operations for the year ended November 30, 2006 increased 16% due to the timing of new contracts awarded, the delivery schedules of existing contracts and the mix of products and services delivered.
Revenue from the U.S. Systems operations has no comparatives as this revenue comes from CHI Systems Inc., which was acquired December 14, 2005. There were no Marine systems sales to U.S. customers in fiscal 2005.
Revenue from our Mapping operations for the year ended November 30, 2006 as compared to the year ended November 30, 2005 increased 39% primarily the result of changes in our strategy implemented to improve our market position in the U.S. through the acquisition of a U.S. land mapping company based in Salt Lake City, Utah.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.
Gross Profit

In thousands of U.S. dollars	2006	2005	2006 to 2005

Gross profit	$10,653	$5,430	$5,223
Gross profit percentage	44%	49%	(5)%
Gross profit increased by 96% in the year ended November 30, 2006 compared to the year ended November 30, 2005 and the gross profit percentage was 5% lower period-over-period. The reduced gross profit percentage compared to the prior fiscal year is due to the addition of lower margin revenue in our acquired operations.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Gross Profit by Segment

In thousands of U.S. dollars	2006	2005	2006 to 2005

Gross profit:

International Systems operations	$5,963	$4,381	$1,582
U.S. Systems operations	3,350	—	3,350
Mapping operations	1,340	1,049	291

Consolidated operations	$10,653	$5,430	$5,223

Gross profit percentage:

International Systems operations	63%	54%	9%
U.S. Systems operations	32%	—	32%
Mapping operations	33%	36%	(3)%

Consolidated operations	44%	49%	(5)%

Gross profit from the International Systems operations increased 36% and gross profit percentage was 9% higher for the year ended November 30, 2006 when compared to the prior year. The increases in fiscal 2006 are the result of higher revenues in the International Systems operations and an increase in our high margin software revenue compared to fiscal 2005.
Gross profit from the U.S. Systems operations was 32% for the year ended November 30, 2006. Gross profit from the U.S. Systems operations did not exist for the year ended November 30, 2005 as CHI Systems was acquired in the current year and there were no U.S. Marine systems sales in the year ended 2005.
Gross profit from the Mapping operations for the year ended November 30, 2006 increased 28% compared to the same period last year. The increase is the result of our successful entrance into the U.S. mapping market through the acquisition of Mapcon Mapping Inc. Gross profit percentage decreased 3% period over period, consistent with the mix of contracts in the business unit.
Operating Expenses

		% of		% of
		total		total
In thousands of U.S. dollars	2006	revenue	2005	revenue	2006 to 2005

General and administrative	$5,712	24%	$4,759	43%	$953
Engineering	1,783	7%	1,527	14%	256
Sales and marketing	2,527	10%	2,354	21%	173
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, other general administrative expenses and other income.
G&A increased by 20% for fiscal 2006 compared to the previous year as a result of the addition of our U.S. Systems operations and the increase of staff to support our growth plans. As a percentage of revenue, G&A was 19% points lower than the prior year.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. We expense research and development-related engineering costs in the period incurred.
Engineering expenses increased by 17% in fiscal 2006 compared to the previous year. The increases are related to higher staff levels and expenses for new product activities for the year ended November 30, 2006. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses increased by 7% for fiscal 2006 compared to the previous year. The increases in S&M expenses are primarily due to the addition of our U.S. Systems operations. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European Union, other NATO allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities will not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Amortization

In thousands of U.S. dollars	2006	2005	2006 to 2005

Amortization	$773	$404	$369
Total depreciation and amortization increased by 91% in fiscal 2006 reflecting our U.S. acquisition in the period, the mix of plant and equipment at November 30, 2005, and the amortization of intangibles related to our U.S. acquisitions. For the years ended November 30, 2006 and 2005, a portion of the depreciation, $263,000 and $159,000 respectively, was included in cost of sales for equipment used in revenue-generating activities.
Interest expense

In thousands of U.S. dollars	2006	2005	2006 to 2005

Interest expense	$21	$23	$(2)
Interest expense decreased in fiscal 2006 as compared to fiscal 2005 as the result of the Company not utilizing our operating line credit facility of $2.0 million except for a short period at the fiscal year end.
Interest income

In thousands of U.S. dollars	2006	2005	2006 to 2005

Interest income	$37	$156	$(119)
Interest income decreased in fiscal 2006 as the result of the Company having surplus cash in fiscal 2005 for the period after the Preferred Share financing closed on April 11, 2005 until the acquisition of CHI Systems Inc. on December 14, 2005.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Foreign Exchange

In thousands of U.S. dollars	2006	2005	2006 to 2005

Foreign exchange (gain) loss	$(233)	$90	$(323)
Foreign exchange gain and loss is largely the result of exchange rate movements of the Australian dollar and the UK pound which were in the Company’s favor during the fiscal 2006, as compared to fiscal 2005.
Technology Partnerships Canada

In thousands of U.S. dollars	2006	2005	2006 to 2005

Royalty	$493	$243	$250
Contribution	(760)	(1,090)	330
In November 1999, we announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted us financial assistance to fund research and development activities to March 31, 2003. As at November 30, 2003, we had received the maximum eligible contribution of $3.1 million. Under the terms of the agreement, we are required to pay TPC a royalty based on the revenue of our subsidiary, Offshore Systems Ltd. To November 30, 2006, we had paid royalties of $1.3 million and accrued for future payment of an additional $339,000. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $6.8 million or until November 30, 2014.
In April 2004, TPC announced an agreement whereby TPC granted us financial assistance to fund research and development activities to March 31, 2007. The Company claimed the maximum eligible contribution of $3.3 million in September 2006. As at November 30, 2006, we had claimed the maximum eligible contribution of $3.3 million which includes a receivable of $269,000. Also, under the terms of the agreement, we are required to pay TPC a royalty based on the revenue of our subsidiary, Offshore Systems Ltd., commencing in January 2006. To November 30, 2006, we had paid no royalties and had accrued for future payment of an additional $154,000. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $5.3 million or until December 31, 2017.
Although we believe that our submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During the year ended November 30, 2004, we were subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $98,000 which was recognized in the fiscal 2005 as a reduction in TPC contributions. The royalty audit is currently in process. We have no reason to believe that the audit will have a material impact on the Company’s financial results.
Income Taxes

In thousands of U.S. dollars	2006	2005	2006 to 2005

Future income tax expense (recovery)	$(364)	$726	$(1,090)
Current income tax expense	67	204	(137)

	$(297)	$930	$(1,227)

Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2006, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $2.4 million Canadian non-capital losses carried forward, $6.8 million scientific research and experimental development costs and other Canadian tax balances. We have recognized deferred tax recovery in the year ended November 30, 2006 related to

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in future fiscal years. In accordance with U.S. GAAP, we provided a valuation allowance against deferred tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
LIQUIDITY AND CAPITAL RESOURCES — November 30 2007 compared to November 30, 2006

In thousands of U.S. dollars	2007	2006	2007 to 2006

Cash and cash equivalents	$—	$—	$—
Current assets	14,905	14,436	469
Current liabilities	7,087	6,559	528
Working capital (1)	7,818	7,877	(59)

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with lines of credit borrowings of Canadian $2.0 million and US $600,000 available under our revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. We expect cash flow from operations will continue to improve next year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods.
At November 30, 2007, our current assets increased primarily due to an increase in accounts receivable. Our working capital has decreased mainly due to the increase in accounts payable and accrued liabilities. Accounts receivable increased mainly due to an increase in fourth quarter revenue for the U.S. Systems operations. Accounts payable and accrued liabilities increased due to one-time costs were incurred including severance costs due to reorganization and accrual of estimated settlement costs relating to the lawsuit with Triathlon Ltd.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At November 30, 2007, we had borrowings of $822,000 against our operating line. We have operating lines of Canadian $2.0 million available with a Canadian chartered bank collateralized by accounts receivable and US $600,000 with a U.S. chartered bank. During fiscal 2007, we utilized the facility which increased interest expense for the year. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

In thousands of U.S. dollars	2007	2006	2007 to 2006

Cash flows provided by (used in):
Operating activities	$(1,456)	$157	$(1,613)
Investing activities	(1,432)	(8,484)	7,052
Financing activities	2,905	(44)	2,949
Effect of foreign exchange on cash	(17)	149	(166)

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
Cash flows used in operating activities for the year ended November 30, 2007 were the result of the net loss for the year ended November 30, 2007 which was reduced by amortization and stock-based compensation and decrease in unearned revenue offset by an increase in accounts payable and accrued liabilities and deferred rent. Accounts payable and accrued liabilities increased due to one-time costs were incurred including severance costs due to reorganization and accrual of potential costs relating to the lawsuit with Triathlon Ltd. The deferred rent is due to lease inducements received as part of the new 10 year lease signed January 2007 for office facilities in Burnaby, British Columbia.
Cash flows used in investing activities for the year ended November 30, 2007 were primarily reflective of the acquisitions of equipment, furnishings and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth.
Cash flows provided by financing activities for the year ended November 30, 2007 were the result of net proceeds of common share financing offset by semi-annual dividends on our Class B preference shares. On July 31, 2007, the Company closed a private placement offering resulting in the placement of 5,560,000 units (the “Units”) of the Company at a price of $0.65 per Unit, for gross proceeds of $3.4 million. Each Unit consists of one common share and one-half of one common share purchase warrant. The net proceeds from the private placement were allocated as follows: $2.8 million was allocated to the 5,560,000 common shares issued and $332,000 was allocated to the 2,780,000 warrants issued. Cash flows used in financing activities for the year ended November 30, 2006 were the result of Class B preference share dividends paid offset by an increase in the operating line of credit.
As a result of the above mentioned changes, the line of credit utilization decreased by $103,000 for the year ended November 30, 2007.
In order to reduce the impact of exchange rate fluctuations, we use the forward exchange contract facility to mitigate any foreign exchange gain or loss that might occur. We use the forward exchange contract facility only for known or reasonably certain future foreign currency transactions. At November 30, 2007 we had entered into forward exchange contracts. As at November 30, 2007, we had entered into foreign exchange forward contracts in the amount of U.S. $2,200,000, and £1,330,000.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the Company into the future.
LIQUIDITY AND CAPITAL RESOURCES — November 30 2006 compared to November 30, 2005

In thousands of U.S. dollars	2006	2005	2006 to 2005

Cash and cash equivalents	$—	$8,222	$(8,222)
Current assets	14,436	19,301	(4,865)
Current liabilities	6,559	4,056	2,503
Working capital (1)	7,877	15,245	(7,368)

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
At November 30, 2006 our current assets and working capital decreased primarily due to the acquisition of our U.S. Systems operations.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At November 30, 2006, we had borrowings of $904,000 against our operating line. We have operating lines of Canadian $2.0 million available with a Canadian chartered bank collateralized by accounts receivable and US $600,000 with a U.S. chartered bank. During fiscal

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
2005, we utilized the facility which increased interest expense for the year. We had issued a standby letter of credit totaling Australian $284,000 during fiscal 2005. We had utilized the standby letter of credit to support certain performance obligations to our customers. This standby letter of credit has since been cancelled. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

In thousands of U.S. dollars	2006	2005	2006 to 2005

Cash flows provided by (used in):
Operating activities	$157	$(1,717)	$1,874
Investing activities	(8,484)	(1,448)	(7,036)
Financing activities	(44)	10,729	(10,773)
Translation adjustment	149	446	(297)
Cash flows provided by operating activities for the year ended November 30, 2006, were the result of the income for the year ended November 30, 2006 and an increase in accounts payable and accrued liabilities offset by an increase in accounts receivable. The increase in cash flows provided by operating activities was the result of the Company’s return to profitability.
Cash flows used in investing activities for the year ended November 30, 2006 were primarily reflective of our U.S. systems acquisition as well as the acquisitions of equipment, furnishings and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth, offset by a decrease in restricted cash.
Cash flows used in financing activities for the year ended November 30, 2006 were the result of Class B preference share dividends paid offset by an increase in the operating line of credit. Cash flows provided from financing activities for the year ended November 30, 2005 were the net of proceeds of the Class B preference share financing reduced by the Class B preference share dividends paid.
As a result of the above mentioned changes, cash decreased by $8.2 million for the year ended November 30, 2006.
In order to reduce the impact of U.S. dollar, Australian dollar, Euro and British pound to Canadian dollar exchange rate fluctuations, we have used the forward exchange contract facility described above. We use the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar, British pound to Canadian dollar and the Euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. We use the forward exchange contract facility only for known or reasonably certain future U.S. and Australian dollar and Euro transactions. At November 30, 2005, we did not utilize the forward exchange contract facility.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
CONTRACTUAL OBLIGATIONS

		Less
		than 1	1 to 3	4 to 5	After 5
Payments due by period	Total	year	years	years	years

In thousands of U.S. dollars
Facility leases	$4,320	$855	$1,406	$942	$1,116
Capital equipment leases	312	89	163	60	—
Operating equipment leases	66	29	34	4	—

Total contractual obligations	$4,698	$973	$1,603	$1,006	$1,116

OFF BALANCE SHEET ARRANGEMENTS
Guarantees
The Company has entered into a one year guarantee for one of the Company’s subsidiaries, CHI Systems Inc (“CHI”). The Company has guaranteed CHI’s bank line of credit that was put in place by the previous owners prior to OSI Geospatial’s acquisition of CHI. The maximum potential amount of future payments the Company could be required to make under this guarantee is $600,000 U.S.. At November 30, 2007, the carrying amount of the liability was $520,000 U.S. dollars.
In January 2007, the Company signed a 10 year lease for new office facilities in Burnaby, British Columbia. It relocated its North Vancouver, British Columbia operations to Burnaby, British Columbia on August 1, 2007.
In April 2007, the Company signed a three year lease for new office facilities in Ottawa, Ontario. It opened the corporate head office in Ottawa on June 1, 2007.
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
TRANSACTIONS WITH RELATED PARTIES
On April 11, 2005, Mr. E. Brinton Coxe, a director of the Company at the time, assisted the Company in structuring and arranging the private placement financing and issuance of the Class B – Series 2 preference shares. In consideration for his services, the Company paid him compensation of $672,000 and 350,000 common share purchase warrants. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $125,000 for professional services provided during 2005 and to be provided to April 2006. For the year ended November 30, 2006, $25,000 was charged to expenses (2005 — $100,000). As of April 2006, Mr. Coxe ceased being a director of the Company.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by two law firms in which he has an interest was elected to the Company’s Board of Directors. Fees paid to these two law firms for services Mr. Shields provided to the Company during the fiscal year 2006 totalled $177,000 (2005 — totalled $164,000). As of November 17, 2006, Mr. Shields no longer has an interest in any law firm that provided or provides legal services to the Company.
All related party transactions were conducted at market value prices and were approved by the board of directors.
REVIEW OF THE FOURTH QUARTER ENDING NOVEMBER 30, 2007

In thousands of U.S. dollars	2007	% of total revenue	2006	% of total revenue

		(restated)*
Revenue
Marine systems	$3,952	48	6,316	63
Land and air systems	3,409	41	2,517	25
Mapping	915	11	1,185	12

	8,276	100	10,018	100
Cost of sales	4,683	57	4,557	45

Gross profit	3,593	43	5,461	55

Expenses
General and administrative	1,925	23	1,392	14
Engineering	260	3	401	4
Sales and marketing	1,607	19	859	8
Depreciation and amortization	106	1	98	1
Interest expense	22	—	6	—
Interest income	—	—	(17)	—
Foreign exchange loss (gain)	251	2	(215)	(2)
Loss on sale of fixed assets	9	—	—	—
Technology Partnerships Canada royalty	195	2	273	3
Technology Partnerships Canada contribution	—	—	(29)	—

	4,375	52	3,090	28

Income (loss) before income taxes	(782)	(9)	2,693	27
Income tax expense	16	—	(92)	(1)

Net (loss) income	$(798)	(9)	$2,785	28

Net income (loss) attributable to common shareholders	$(960)		$2,560

Earnings (loss) per share
Basic	$(0.02)		$0.08
Diluted	$(0.02)		$0.05

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements for more information.
Overall Performance
For the three months ended November 30, 2007, we reported a net loss of $798,000 compared to a net income of $2.8 million for the same quarter in 2006. The net loss attributable to common shareholders

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
was $960,000 for the three months ended November 30, 2007 compared to a net income of $2.6 million or for the three months ended November 30, 2006.
Our results for the three months ended November 30, 2007 are primarily influenced by the level, timing, and duration of customer orders, and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings. Some of our government customers have cyclical purchasing patterns which can also impact our quarterly and year-to date results.
The lower gross profit percentage for the three months ended November 30, 2007 as compared to the three months ended November 30, 2006 is largely due to the mix of revenue. There was less software revenue and more systems and services revenue in the three months ended November 30, 2007 than in the three months ended November 30, 2006.
Fluctuations in gross profit are influenced by the proportion of engineering labor, third-party systems or third-party labor or portions of all three required for a project, and a high proportion of these factors can result in increased cost of sales and therefore lower gross profit. Certain contracts awarded may require the inclusion of engineering labor, third-party systems or third-party labor. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components. In addition, the product mix of services revenue, software, mapping, and systems and systems components in any given period may impact the gross profit for the period.
General and administration increased for the three months ended November 30, 2007 compared to the three months ended November 30, 2006 as a result of the increase of staff to support our growth plans. A one-time accrual was established for potential settlement costs relating to the lawsuit with Triathlon Ltd.
Engineering costs decreases are related to engineering staff and related costs charged to cost of sales to support specific customer orders during the periods. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing expenses increased for the three months ended November 30, 2007 compared to the three months ended November 30, 2006 as a result of an increased emphasis on business development during the year, the relocation of sales and marketing staff to our new corporate headquarters in Ottawa and one time severance costs due to reorganization
Foreign exchange loss is largely the result of exchange rate movements of the U.S. dollar and the UK pound which were not in the Company’s favor during the three months ended November 30, 2007 as compared to November 30, 2006.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
SELECTED QUARTERLY DATA (UNAUDITED)
(Restated to reflect Canadian GAAP)

In thousands of U.S. dollars	November 30	August 31	May 31	February 28
For the three months ended	2007	2007	2007	2007

Revenue	$8,276	$7,342	$6,138	$3,570
Gross profit	3,593	3,048	2,455	670
Gross profit percentage	43%	42%	40%	19%
Net earnings (loss)	(798)	279	(366)	(1,989)
Net earnings (loss) attributable to common shareholders	(960)	109	(748)	(1,989)
Loss per share – basic	(0.02)	(0.00)	(0.02)	(0.06)
Loss per share – diluted	(0.02)	(0.00)	(0.02)	(0.06)

	November 30	August 31	May 31	February 28
	2006	2006	2006	2006
For the three months ended	(restated)*	(restated)*	(restated)*	(restated)*

Revenue	$10,018	$4,714	$5,742	$3,663
Gross profit	5,461	1,801	2,197	1,194
Gross profit percentage	55%	38%	38%	33%
Net earnings (loss)	2,785	(311)	(311)	(1,231)
Net earnings (loss) attributable to common shareholders	2,560	(574)	(837)	(1,231)

Loss per share – basic and diluted	0.08	0.02	(0.03)	(0.04)
Loss per share – basic and diluted	0.05	0.02	(0.03)	(0.04)

*	As a result of certain adjustments identified on conversion of the consolidated financial statements to Canadian GAAP. See notes 1 and 23 to the consolidated financial statements for more information. In addition, a restatement occurred as a result of a correction in the application of revenue recognition and $398,000 of revenue was moved from the quarter ended May 31, 2006 to the quarter ended August 31, 2006. Prior to these restatements, revenue and net earnings (loss) for the quarter ended May 31, 2006 was $6.1 million and ($439,000) respectively, and revenue and net earnings (loss) for the quarter ended August 31, 2006 was $4.3 million and ($972,000) respectively.
CRITICAL ACCOUNTING POLICIES
Financial statement preparation requires that we use estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. Our accounting policies are described in note 4 to our audited consolidated financial statements. The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:
Revenue
International Systems Operations and US Systems Operations
The Company recognizes revenue from the sale of systems and software licenses upon the transfer of title and software locks to the customer, so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collection is reasonably assured, and there are

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance. The Company uses the residual method to recognize revenue on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenue related to the undelivered element is deferred based on vendor-specific objective evidence (“VSOE”) of the fair value of the undelivered element. If VSOE of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements are delivered.
The Company recognizes revenue from the sales of hardware products upon the transfer of title of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is reasonably assured.
The Company also enters into contracts that are primarily fixed fee arrangements to render specific consulting and software modification services. The percentage of completion method is applied to these more complex contracts that involve the provision of services relating to the design or building of complex systems that require significant modification and that are essential to the functionality of other elements in the arrangement. Under this method, revenue is recognized using the percentage of completion basis and is calculated based on actual labour dollars incurred compared to the estimated total labour dollars for the services under the arrangement, so long as persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured. If the Company does not have a sufficient basis to measure progress towards completion, revenue is recognized when final acceptance is received by the Company from the customer.
Service revenues consist of revenues from consulting, implementation, training, integration services and research and development services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of these services. For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines VSOE of fair value for these services based upon normal pricing and discounting practices for these services when sold separately. These services contracts are primarily time and material based contracts. Revenue from these services is recognized at the time such services are rendered by the Company so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is reasonably assured.
The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together. The Company endeavours to establish VSOE of the fair value of the undelivered PCS element based on the contracted price for standalone PCS services previously provided. The Company’s multiple-element sales arrangements may include rights for the customer to renew PCS after the bundled term ends. These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS.
PCS revenue associated with systems and software licenses is recognized rateably over the term of the PCS period, so long as persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured. PCS revenue may include software license updates, rights to unspecified software product revisions addressing latent defects, maintenance releases and patches released during the term of the PCS period. PCS revenue may also include hardware maintenance and upgrades throughout the PCS period including maintaining the continual performance standards of the hardware, making modifications, alterations and repairs as required, and other hardware related support services.
Revenue under bill-and-hold arrangements is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer, and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.
Mapping Operations
Revenue from mapping services are recognized using the proportional performance method of accounting, whereby revenue in the period are based on the output completed to total units of work to be completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.
Revenue from the sale of mapping products is recorded at the time of delivery of the product to the customer so long as persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, and collection is reasonably assured.
Income Taxes
We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on our consolidated balance sheet. We recognize deferred income tax assets to the extent that their realizations are considered more likely than not and provide a valuation allowance against any remaining balance. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to adjust the valuation allowance. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.
Goodwill
Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment. Goodwill is tested for impairment at the reporting unit level at least annually, utilizing a two-step methodology. The initial step requires the Company to assess whether indications of impairment exist. If indications of impairment are determined to exist, the second step of measuring impairment is performed, wherein the fair value of the relevant reporting unit is compared to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss is recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit is impaired and goodwill write-down is required. The Company performs its testing for impairment of goodwill and other intangible assets related to the CHI Systems Inc. acquisition as of November 30 of each year. Based on testing performed as of November 30, 2007, there was no impairment. The Company performs its testing for impairment of goodwill and other intangible assets related to the Mapcon Mapping acquisition as of February 28 of each year. Based on testing performed as of February 28, 2007, there was no impairment.
Stock-based Compensation and Other Stock-based Payments
We have established three stock option plans under which stock options to purchase common shares may be granted to directors, officers, and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The fair value of the stock options is estimated using the Black-Scholes option pricing model, using weighted-average assumptions for the following: dividend yield, volatility rate, risk-free interest rate, and expected

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
average life. Direct awards of stock to employees and stock option and stock awards granted are accounted for in accordance with the fair value method of accounting for stock-based compensation.
Accounts Receivable
We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness, and changes in customer payment terms when making estimates of the uncollectibility of our accounts receivable. If we determine that the financial condition of any of our customers deteriorates, increases in the allowance may be made. We review the unbilled revenue balance on a regular basis to assess our fair market value and provide an allowance against any amounts that are impaired.
Inventory
Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. We assess the need for inventory write-downs based on our assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by us, an additional inventory write-down may be required.
RECENT ACCOUNTING PRONOUNCEMENTS
The following recent pronouncements issued by the CICA will be monitored by the Company:
The CICA has issued two accounting standards related to the disclosure and presentation of financial instruments. CICA Handbook Section 3862 Financial Instruments – Disclosure and CICA Handbook Section 3863 Financial Instruments – Presentation, which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”. These standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements.
The CICA has issued CICA Handbook Section 1535 Capital Disclosures which will require disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
The CICA has issued CICA Handbook Section 3031 Inventories which will replace CICA 3030 Inventories. CICA 3031 will create changes from current practice, including the reversal of impairment write-downs, which is not permitted currently and more extensive disclosure. The section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.
The CICA has issued CICA Handbook Section 3064 Goodwill and Intangible Assets which replaces Section 3062 Goodwill and Other Intangibles and Section 3450 Research and Development Costs. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including the development, maintenance or enhancement of intangible resources such as scientific or technical knowledge, design and implementation of new processes or systems,

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
licenses, intellectual property, market knowledge and trademarks. This Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008
The Company is assessing the impact on its consolidated financial statements of the above recent pronouncements.
CHANGES IN ACCOUNTING POLICIES
In line with the conversion to Canadian GAAP, the Company has adopted the provisions of CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861 Financial Instruments – Presentation and Disclosure, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income. These provisions became effective for the fiscal year beginning December 1, 2006 and have been applied retroactively.
(i) Financial Instruments – Recognition and Measurement
This standard prescribes the recognition and measurement of financial instruments. Section 3855 requires that all financial assets and liabilities (including derivatives) be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on the classification of the instruments. All financial instruments must be classified as one of the following categories: held for trading, held to maturity, loans and receivables, available for sale assets and other financial liabilities.
The financial assets categorized as held for trading are measured at fair value with unrealized gains and losses recognized in net income. Section 3855 permits an entity to designate any financial instruments as held for trading on initial recognition or adoption of this standard, even if that instrument would not otherwise meet the definition of held for trading as specified in Section 3855. The Company’s financial instruments classified as held for trading have included forward contracts and marketable securities, when used. The Company has historically measured these instruments at fair value and any unrealized gains and losses have been included in income.
Available for sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The Company currently has no assets classified as available for sale.
The financial assets and liabilities classified as loans and receivables, held to maturity and other liabilities are measured at amortized cost. There is no change in accounting treatment for these financial instruments as a result of adoption of Section 3855.
(ii) Hedges
This standard sets out the criteria of when hedge accounting is applied and how it is applied. It provides the option of designating qualifying transactions as hedges for accounting purposes. The qualifying hedging relationships include fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The changes in the fair value of the hedging derivatives will be recognized in net earnings or accumulated other comprehensive income depending on the nature of the hedging relationships. Any gains and losses resulting from any ineffectiveness in hedging relationships are recognized in net income immediately. The Company does not currently have any hedges and as a result there is no change on adoption of Section 3865.
(iii) Comprehensive Income
This section establishes standards for the reporting and disclosure of other comprehensive income [“OCI”] in a new category, Accumulated Other Comprehensive Income, which will be included in shareholders’ equity on the consolidated balance sheet. Comprehensive income includes all changes in equity of the Company during a period except those resulting from investments by shareholders and

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
distributions to shareholders. The major components included in Accumulated Other Comprehensive Income are unrealized gains and losses on financial assets classified as available for sale, and unrealized foreign exchange gains and losses arising on translation of the financial statements of self-sustaining foreign operations.
The adoption of Section 1530 alongside with the conversion to Canadian GAAP has not resulted in any change in disclosure on the Company’s balance sheet and the Company has presented a Statement of Comprehensive Income (Loss).
a) Change in reporting currency
Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change resulted from the acquisition of CHI Systems Inc. which increased the overall proportion of business activities of the OSI Geospatial Inc. Group of Companies conducted in U.S. dollars. The change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the period, while earnings were translated at the average rate for period. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the foreign currency translation adjustment.
Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Foreign Exchange Forward Contracts
Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company formally documents the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.
Changes in fair value of foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs or revenue when the hedged transaction is recorded. Derivatives that are not subject to hedge accounting are recorded on the consolidated balance sheets with the changes in fair value being recorded in the consolidated statement of operations each period.
The Company purchases foreign exchange forward contracts to mitigate the exposure to sales and the related accounts receivable to customers denominated in U.S. dollars, UK pounds, Australian dollars and Euros.
At November 30, 2007, we had entered into the following foreign exchange forward contracts, which were not treated as hedges in accordance with CICA Section 3865:

Sell	Exchange rate in relation to CAD	Value date
GBP 1,330,000	1.9533 to 2.0509	February 6, 2008 to September 19, 2008
USD 2,200,000	0.9493 to 0.9994	January 14, 2008 to March 20, 2008

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
DISCLOSURE OF OUTSTANDING SHARE DATA
As at February 25, 2008, we had 41,096,261 issued and outstanding common shares and 3,596,166 outstanding stock options. As at February 20, 2008, we also had 30,262 issued and outstanding class A preference shares and 178,530 issued and outstanding class B preference shares series 2 convertible into common shares at conversion ratios of 1:1 and 1:58.82353 respectively which represents 10,501,765 common shares. Also at February 25, 2008, we had 16,568,368 outstanding common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 16,568,368 common shares.
DISCLOSURE CONTROLS AND PROCEDURES
The Company maintained a set of disclosure controls and procedures during the year ended November 30, 2007 designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation as defined under Multilateral Instrument 52-109. The Chief Executive Officer and the Chief Financial Officer have determined that there were no changes to the company’s disclosure controls and procedures during the year ended November 30, 2007 that have materially affected, or are likely to materially affect the design and operation of these disclosure controls and procedures.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company maintains internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting as required by Multilateral Instrument 52-109. The Chief Executive Officer and the Chief Financial Officer, along with other employees to the extent considered necessary and appropriate, have designed internal controls over financial reporting that are effective as at November 30, 2007.
Nonetheless, the Chief Executive Officer and the Chief Financial Officer have identified areas where the Company can enhance process controls and they intend to incorporate such enhancements into the internal controls over financial reporting during the current fiscal year. The Company employs entity level controls to compensate for any deficiencies that may exist. Under 52-109, the Chief Executive Officer and the Chief Financial Officer are not required to, and have not yet tested the actual effectiveness of the Company’s internal controls over financial reporting.
There were no material changes in the Company’s internal control over financial reporting that occurred since the beginning of the Company’s fourth quarter to the date of this document that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.
RISKS AND UNCERTAINTIES
Certain statements made in this report constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, our financial condition, or results of operations.
We depend heavily on government contracts, which are only partially funded, subject to termination, heavily regulated, and audited. The termination of one or more of these contracts could have a negative impact on our operations. The contract termination clauses are generally in favour of the government agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the government agencies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we cannot give assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any contract termination. As our revenues are dependent on the procurement, performance, and payment under these contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.
In addition, sales to the governments we work with may be affected by:
•	changes in procurement policies;

•	changes in the structure and management of government departments;

•	budget considerations;

•	changing concepts of national defence;

•	political developments domestically and abroad; and

•	increased protectionism.
The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.
We derive a significant amount of revenue from only a few customers. We depend on national and international governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on our financial condition.
For the year ended November 30, 2007 approximately 41% of our revenue was from the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. Approximately 47% of our revenue for the year ended November 30, 2006 was from the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.
Our product lines are not broadly diversified.
We derive and expect to derive a substantial majority of our revenue from navigational software, systems, and equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints, or other factors, we do not have other product categories that it could rely on to make up any shortfall in sales. As a result, our revenue could decrease, and our business and operating results would be adversely affected.
We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.
In the year ended November 30, 2007, approximately 89% of our revenues were from international customers, including governmental customers: 63% from the U.S. and 26% from other international countries. We have focused our expansion efforts for the future on the American, European and Australasian markets. As a result, we expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to the risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;

•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;

•	fluctuations in foreign currency exchange rates;

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
•	the complexity and necessity of dealing with foreign representatives and consultants;

•	imposition of tariffs or embargoes, export controls, and other trade restrictions; and

•	compliance with a variety of foreign laws.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.
The Company derives significant revenue from contracts awarded through a competitive bidding process, which can impose substantial costs upon it, and the Company will fail to maintain it’s current and projected revenue if it fails to compete effectively.
The Company derives significant revenue from government contracts, both domestic and international, that are awarded through a competitive bidding process. The Company expects that most of the government business it will seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks. Such risks include, but are not limited to
•	the need to bid on engagements in advance of the completion of their design, which may result in unforeseen difficulties in executing the engagement and cost overruns;

•	the substantial cost and managerial time and effort that the Company spends to prepare bids and proposals for contracts that may not be awarded to them;

•	the need to accurately estimate the resources and costs that will be required to service any contract the Company is awarded;

•	the expense and delay that may arise if the Company’s competitors protest or challenge contract awards made to them pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction, or modification of the awarded contract; and

•	the opportunity cost of not bidding on and winning other contracts the Company might otherwise pursue.
To the extent the Company engages in competitive bidding and are unable to win particular contracts, it not only incur substantial costs in the bidding process that would negatively affect the Company’s operating results, but it may be precluded from operating in the market for services that are provided under those contracts for a number of years. Even if the Company wins a particular contract through competitive bidding, its profit margins may be depressed as a result of the costs incurred through the bidding process.
Our revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is the functional currency for the Company, and the U.S. dollar, the British pound, the Australian dollar, the Danish kroner and the euro,
Exposure to exchange rate fluctuations exists because a significant portion of our trade receivables and revenue transactions are in U.S. dollars, Australian dollars, British pounds and euros. For the year ended November 30, 2007, approximately 23% of the Company’s revenues and 52% of our expenses were transacted in Canadian dollars. During the same period, approximately 9% and 1% of the Company’s revenues were transacted in British pounds and Australian dollars, respectively. We expect that British pound and Australian dollar sales will continue to account for a material portion of our revenues for the foreseeable future. As a result, exchange rate fluctuations may affect our revenue and earnings growth materially in the future. In order to reduce the impact of foreign exchange volatility, we utilize our foreign exchange forward contract facility. As at November 30, 2007, we had entered into foreign exchange forward contracts in the amount of U.S. $2,200,000 and £1,330,000.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
We have established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and our reputation and results of operations could be adversely affected by our inability to control their operations.
We rely on agreements with international corporations to assist us in pursuing contracts for major government procurements. These international corporations often assist us with systems integration, complimentary products and services, and local domain knowledge necessary to successfully pursue major government procurements. We do not have assurance that these third parties will:
•	remain in business;

•	maintain the financial stability required to fulfill the requirements of these international procurements; and

•	continue to consider our products in their business priorities.
There can be no assurance that we would be able to pursue and secure major international government procurements without these third parties.
We may lose sales, or sales may be delayed, because of the long sales and implementation cycles for our products and services.
Our customers have typically invested substantial time, money, and other resources and have many people involved in the decision to license our software products and purchase our hardware products and services. As a result, we may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of our products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.
Even if a purchase agreement is signed, the time period required to deploy our products varies significantly from one customer to the next. Implementing our products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy our products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy our products, we cannot guarantee that our products will be deployed successfully.
As a result, our revenue could decrease, and our business and operating results would be adversely affected.
Competition within our markets may reduce our ability to procure future contracts and sales.
The defence industry in which we operate is highly competitive. Our competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar and marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing, and marketing capabilities. There can be no assurance that we can continue to compete effectively with these companies.
Our ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.
Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, our revenue could decrease, and our business and operating results would be adversely affected.
Our future success will depend on our ability to develop new technologies that achieve market acceptance.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:
•	identify emerging technological trends in our market;

•	develop and maintain competitive products;

•	enhance our products by adding innovative features that differentiate our products from those of our competitors; and

•	manufacture and bring products to market quickly at cost-effective prices.
We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.
We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.
Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales, and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations, and financial condition.
We do not have fixed-term employment agreements with our officers and key employees and the loss of any officer or key employee could seriously harm our business.
We have not entered into fixed-term employment agreements with our officers and key employees. Our success depends upon the abilities and experience of our officers and key employees. Competition for highly skilled management, engineering, technical, and other key employees is intense. The loss of officers and key employees could seriously disrupt our operations and impair our ability to compete.
We depend on foreign sub-contract labor in our mapping operations to maintain a competitive position in the mapping marketplace.
Our mapping operations are dependent upon labor resources located outside North America. While we enter into sub-contract agreements with these suppliers, we cannot be sure that the labor resources will be available when required and at the levels required. Accordingly, maintaining our competitiveness will depend upon a number of factors, including:
•	the geopolitical uncertainties specific to the home country of each sub-contractor;

•	the cultural compatibility between Canada and the home country of each sub-contractor;

•	the English language proficiency of the labor resources made available to the Company;

•	labor pool characteristics such as work ethic, education, skill level, and attrition; and

•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.
While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our mapping operations in the future.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.
Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of the trademarks, copyrights, and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third-party development of similar technologies.
Our operations depend on component availability and our key suppliers to manufacture and deliver our products and services.
Our operations are highly dependent on the timely delivery of materials by outside suppliers. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet our needs, it may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.
The Company may not be able to meet the delivery terms or budgeted costs of its firm fixed price contracts.
A majority of the Company’s contracts are firm fixed price contracts. There is a risk in every firm fixed price contract that the Company will be unable to deliver to the customer within the time specified or at a cost to the Company which is less than the contract price. In the absence of any amendments to the original firm fixed price contract to increase the price of the contract or extend the delivery times, customers may be in a position to terminate the contract, demand repayment or impose penalties on the Company. A significant cost overrun or delay in delivery to the customer could adversely affect the Company’s business and operating results.
The unpredictability of our results may harm or contribute to the volatility of the trading price of our common stock.
Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;

•	levels of product demand;

•	government and corporate spending patterns;

•	the timing of contract receipt and funding and resulting impact on our working capital position;

•	our ability and the ability of our key suppliers to respond to changes in customer orders;

•	the timing of our new product introductions and our competitors’ new product introductions;

•	the cost and availability of components and subsystems;

•	price erosion;

•	the adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability, and demand for competing products;

•	fluctuations in foreign currency exchange rates; and

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
•	regulatory developments.
Sales of a significant number of shares of our common stock by existing shareholders could cause the market price of our common stock to decline.
If the Company’s shareholders sell substantial amounts of the Company’s common stock, including shares issued upon the exercise of outstanding options, the market price of the Company’s common stock may decline. These sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that the Company deems appropriate. The Company is unable to predict the effect that sales may have on then prevailing market price of its common stock.
U.S. investors may not be able to enforce their civil liabilities against the Company or its directors and officers.
It may be difficult to bring and enforce suits against the Company which is incorporated in the Province of British Columbia, Canada. With the exception of one (1) director who is a resident of the U.S. and one (1) director who is a resident of Australia, the officers and directors of the Company are residents of British Columbia or Ontario, Canada and the Company has a substantial portion of their assets located outside of the U.S. As a result, it may be difficult for U.S. shareholders of the Company to effect service of process on these persons within the U.S. or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, U.S. shareholders of the Company should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the US.
We may pursue strategic relationships, investment, and acquisitions. We may not be able to successfully manage our operations if it fails to successfully integrate the acquired technologies and/or businesses.
As part of our business strategy, we may expand our product offerings to include application software products that are complementary to our existing products. This strategy may involve technology licensing agreements, joint development agreements, investments, or acquisitions of other businesses that offer complementary products. The risks that we may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third-party product with our products;

•	undiscovered software errors in the third-party product;

•	difficulties in selling the third-party product;

•	difficulties in providing satisfactory support for the third-party product;

•	potential infringement claims from the use of the third-party product; and

•	discontinuation of third-party product lines.
The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support);

•	the substantial management time devoted to such activities;

•	the potential disruption of our ongoing business;

•	undisclosed liabilities;

•	failure to realize anticipated benefits (such as synergies and cost savings);

•	the difficulty of integrating previously distinct businesses into one business unit; and

•	technological uncertainty regarding the current and future functionality of the product.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
We may require additional capital, in which case we may need to raise additional funds from lenders and equity markets in the future.
If our expenditures exceed our incoming cash flows, we may be required to raise additional capital. In addition, we may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to raise additional funds, if needed, on terms satisfactory to us. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.
Our business could be adversely affected if we fail to manage our growth effectively.
If we fail to manage our growth effectively, our business and operating results could be adversely affected. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:
•	improve our financial and management controls, reporting systems, and procedures;

•	add and integrate new senior management personnel;

•	improve our licensing models and procedures;

•	hire, train, and retain qualified employees;

•	maintain sufficient working capital;

•	control expenses;

•	diversify channel sales strategies; and

•	invest in our internal networking infrastructure and facilities.
To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.
Third parties may claim that we infringe their proprietary rights.
We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark, and copyright infringement claims. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require it to stop selling or delay shipping, or cause the redesign of our product or products. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of our customers.
We license and use software from third parties in our business. These third-party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third-party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
We may not be able to protect our proprietary information.
We rely on a combination of copyright, trademark, and trade secret laws; confidentiality procedures; contractual provisions; and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.
Our products may contain significant defects, which may result in liability and/or decreased sales.
Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of our products. Customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs. Should this occur, our business and operating results could be adversely affected.
Our products depend on third-party software products and our reputation and results of operations could be adversely affected by our inability to control their operations.
Our products incorporate and use software products developed by other entities. We do not have assurance that such third parties will:
•	remain in business;

•	support our product lines;

•	maintain viable and functional product lines; and

•	make their product lines available to the Company on commercially acceptable terms.
Any significant interruption in the supply of such third-party technology could have a materially adverse effect on our business, results of operation, cash flows, and financial condition.
Our products may not be compatible with various operating systems and therefore we may not be able to sell our products to potential customers.
Our products are used in combination with various operating systems. Our future success depends on our ability to continue to support widely-used operating systems. Our applications run on Microsoft operating systems. Therefore, our ability to increase sales depends on the continued acceptance of Microsoft operating system products. If we are unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, our business and operating results could be adversely affected.
The Company is subject to various government audits, which may result in unfavorable assessments or penalties to the Company.
The Company is occasionally subject to compliance audits from government bodies and agencies relating to its Technology Partnership Canada (TPC) funding agreements, corporate income tax filings or federal, state, provincial and municipal government contracts for the procurement of the Company’s products and services. The Company was audited in 2005 by Industry Canada in relation to its TPC

OSI Geospatial Inc.
Management’s Discussion and Analysis
Year ended November 30, 2007, 2006 and 2005
(expressed in U.S. dollars)
funding agreements and as part of a broader Industry Canada review of TPC funding agreements. This compliance audit was focused on ensuring the funding submissions by the Company meet the terms and conditions of its TPC funding agreement. The results of the compliance audit required a repayment of contributions received of $105,000 recognized in the 2006 fiscal year as a reduction in TPC contributions. The royalty audit concluded in 2007 and resulted in a requirement to pay an additional $16,000.

OSI Geospatial Inc.
Consolidated Financial Statements
November 30, 2007 and 2006
(expressed in U.S. dollars)
(Prepared in accordance with Canadian Generally Accepted Accounting Principles)

AUDITORS’ REPORT
To the Shareholders of
OSI Geospatial Inc.
We have audited the consolidated balance sheet of OSI Geospatial Inc. as at November 30, 2007 and the revised consolidated balance sheet of the Company as at November 30, 2006 and the consolidated statement of operations, shareholders’ equity, comprehensive income (loss), and cash flows for the year ended November 30, 2007 and the revised consolidated statements of operations, shareholders’ equity, comprehensive income (loss), and cash flows for the years ended November 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2007 in conformity with Canadian generally accepted accounting principles.
As discussed in Note 3a to the consolidated financial statements, during 2007, the Company changed its accounting for financial instruments, hedges and comprehensive income.
As described in Notes 1 and 23, the consolidated financial statements of the Company as at November 30, 2006 and 2005 and for the years then ended, have been restated. We therefore withdraw our previous auditors’ report dated February 16, 2007.

Vancouver, Canada,	Chartered Accountants
February 5, 2008.

OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets
As at November 30, 2007 and 2006

In thousands of U.S. dollars	2007	2006
		(restated - see
		Notes 1 & 23)
Assets

Current assets
Accounts receivable and unbilled revenue (note 6)	$13,055	$12,707
Income taxes recoverable	—	28
Inventory (note 7)	1,216	1,063
Prepaid expenses and deposits	502	534
Current portion of future income tax asset (note 17)	132	104

	14,905	14,436
Deferred development costs	97	—
Future income tax asset (note 17)	271	1
Equipment and furnishings (note 8)	1,914	1,089
Intangible and other assets (note 9)	861	794
Goodwill (note 5)	8,300	8,130

	$26,348	$24,450

Liabilities

Current liabilities
Bank indebtedness	$822	$904
Accounts payable and accrued liabilities (note 10)	5,585	4,887
Income taxes payable	179	86
Unearned revenue	392	667
Current portion of deferred rent	38	—
Current portion of future income tax liability (note 17)	25	15
Current portion of capital lease obligations (note 12)	46	—

	7,087	6,559
Deferred rent	347	—
Capital lease obligation (note 12)	200	—
Future income tax liability (note 17)	100	110

	7,734	6,669

Commitments and contingencies (note 15)

Shareholders’ Equity

Issued and outstanding
30,262 Class A, Series A preference shares (2006 - 30,262) (note 13b)	19	19
178,530 Class B, Series 2 preference shares (2006 - 279,840) (note 13c)	4,542	7,115
46,956,439 common shares (2006 - 35,137,046) (note 13d)	21,293	15,887

	25,854	23,021
Warrants (note 13f)	4,618	4,286

Contributed surplus	1,679	1,343

Accumulated deficit	(16,564)	(13,296)

Accumulated other comprehensive income	3,027	2,427

	18,614	17,781

	$26,348	$24,450

On behalf of the Board

“Raymond Johnston”	Director	“Donald Young”	Director

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Operations
For the years ended November 30, 2007, 2006 and 2005

In thousands of U.S. dollars, except share related data	2007	2006	2005
		(restated – see	(restated – see
		Notes 1 & 23)	Notes 1 & 23)
Revenue
Marine Systems	$10,219	$11,274	$8,181
Land and air systems	10,703	8,761	—
Mapping	4,404	4,102	2,945

	25,326	24,137	11,126
Cost of sales	15,560	13,484	5,696

Gross profit	9,766	10,653	5,430

Expenses
General and administrative	6,175	5,712	4,759
Engineering	1,361	1,783	1,527
Sales and marketing	3,859	2,527	2,354
Amortization	326	510	245
Interest expense	70	21	23
Interest income	(7)	(37)	(156)
Foreign exchange loss (gain)	316	(233)	90
Loss on disposal of fixed assets	9	2	4
Technology Partnerships Canada royalty (note 14)	471	493	243
Technology Partnerships Canada contribution (note 14)	—	(760)	(1,090)

	12,580	10,018	7,999

Net earnings (loss) before income taxes	(2,814)	635	(2,569)

Future income tax expense (recovery)	(298)	(364)	726
Current income tax expense	358	67	204

Income tax expense (recovery) (note 17)	60	(297)	930

Net earnings (loss)	$(2,874)	$932	$(3,499)

Net loss available to common shareholders (note 13g)	$(3,588)	$(82)	$(4,252)

Loss per share (note 13g)
Basic	$(0.09)	$0.00	$(0.15)
Diluted	$(0.09)	$0.00	$(0.15)

Weighted average number of common shares outstanding (note 13g)
Basic	41,096,261	32,381,992	27,989,832
Diluted	41,096,261	48,843,168	27,989,832

Dividends declared per share
Class B preference shares — Series 1	$—	$—	$2.36
Class B preference shares — Series 2	$1.64	$3.13	$3.52
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Shareholders' Equity
For the years ended November 30, 2007, 2006 and 2005

In thousands of U.S. dollars except share numbers		2007		2006		2005
				(restated – see		(restated – see
				Notes 1 & 23)		Notes 1 & 23)
	Number	Amount	Number	Amount	Number	Amount
Class A preference shares
Balance at beginning of year	30,262	$19	30,262	$19	30,262	$19

Balance at end of year	30,262	$19	30,262	$19	30,262	$19

Class B preference shares
Balance at beginning of year	279,840	$7,115	341,240	$8,669	57,711	$1,261
Repurchase of Class B Series 1 preference shares	—	—	—	—	(57,711)	(1,261)
Issue of Class B Series 2 preference shares, net	—	—	—	—	390,000	9,908
Class B preference shares converted to common shares	(101,310)	(2,573)	(61,400)	(1,560)	(48,760)	(1,239)
Share issue costs	—	—	—	6	—	—

Balance at end of year	178,530	$4,542	279,840	$7,115	341,240	$8,669

Common shares
Balance at beginning of year	35,137,046	$15,887	30,367,309	$13,515	27,488,074	$12,269
Shares issued to CHI shareholders (note 5)	—	—	1,067,975	752	—	—
Shares issued to Liddy shareholders (note 5)	300,000	129	—	—	—	—
Shares issued (note 13d)	5,560,000	3,060	—	—	—	—
Share issue costs, net of tax benefit	—	(356)	—	—	—	—
Class B preference shares converted to common shares	5,959,393	2,573	3,611,762	1,560	2,868,235	1,239
Exercise of stock options	—	—	90,000	60	11,000	7

Balance at end of year	46,956,439	$21,293	35,137,046	$15,887	30,367,309	$13,515

Warrants
Balance at beginning of year	13,788,368	$4,286	13,788,368	$4,286	1,393,301	$437
Warrants issued — net of issue costs	2,780,000	332	—	—	12,395,067	3,849

Balance at end of year	16,568,368	$4,618	13,788,368	$4,286	13,788,368	$4,286

Contributed surplus
Balance at beginning of year		$1,343		$1,239		$161
Share based broker compensation		74		—		—
Stock-based compensation		262		104		1,078

Balance at end of year		$1,679		$1,343		$1,239

Accumulated deficit
Balance at beginning of year		$(13,296)		$(13,059)		$(7,701)
Repurchase of Class B Series 1 preference shares		—		—		(1,020)
Difference between conversion consideration and carrying value of Class B Series 2 preference shares		—		(15)		—
Dividends on Class B preference shares		(382)		(1,014)		(753)
Tax expense on dividends		(12)		(140)		(86)
Net earnings (loss) for the year		(2,874)		932		(3,499)

Balance at end of year		$(16,564)		$(13,296)		$(13,059)

Accumulated other comprehensive income
Foreign currency translation adjustment Balance at beginning of year		$2,427		$2,291		$1,691
Other comprehensive income		600		136		600

Balance at end of year		$3,027		$2,427		$2,291

Total shareholders’ equity		$18,614		$17,781		$16,960

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended November 30, 2007, 2006 and 2005

In thousands of U.S. dollars	2007	2006	2005
		(restated – see	(restated – see
		Notes 1 & 23)	Notes 1 & 23)
Net earnings (loss)	$(2,874)	$932	$(3,499)

Other comprehensive income (loss), net of taxes
Unrealized gains on translation of self-sustaining foreign operations	600	136	600

Comprehensive (loss) income for year	$(2,274)	$1,068	$(2,899)

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Cash Flows
For the years ended November 30, 2007, 2006 and 2005

In thousands of U.S. dollars	2007	2006	2005
		(restated – see	(restated – see
		Note1 & 23)	Note1 & 23)
Cash flows from (used) in operating activities
Net earnings (loss) for the year	$(2,874)	$932	$(3,499)
Items not affecting cash
Amortization	554	763	404
Loss on disposal of equipment	9	2	3
Stock-based compensation	262	104	1,078
Future income taxes	(298)	(558)	678

	(2,347)	1,243	(1,336)

Changes in non-cash working capital items
Accounts receivable	69	(1,995)	(1,222)
Inventory	47	(109)	(363)
Prepaid expenses and deposits	138	185	(362)
Accounts payable and accrued liabilities	459	809	1,079
Income taxes payable	86	(173)	131
Unearned revenue	(275)	197	356
Deferred rent	367	—	—

	891	(1,086)	(381)

	(1,456)	157	(1,717)

Cash flows used in investing activities
Purchase of Liddy International Inc. (note 5)	(25)	—	—
Purchase of CHI Systems, Inc., net of cash acquired (note 5)	—	(8,146)	—
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired	—	—	(973)
Decrease (increase) in restricted cash	—	189	(189)
Development costs deferred	(97)	—	—
Additions to equipment and furnishings	(400)	(290)	(70)
Additions to leaseholds	(663)	—	—
Additions to intangibles and other assets	(247)	(237)	(216)

	(1,432)	(8,484)	(1,448)

Cash flows from (used in) financing activities
(Repayments to) advances from operating line of credit	(103)	904	—
Capital lease financing	246
Issue of common shares, net of issue costs	2,812	60	7
Issue of warrants	332	—	—
Issue of Class B Series 2 preference shares and warrants, net of issue costs	—	—	13,756
Class B preference share issue costs	—	6	—
Repurchase of Class B Series 1 preference shares	—	—	(2,281)
Class B preference share dividends declared and paid	(382)	(1,014)	(753)

	2,905	(44)	10,729

Effect of foreign exchange on cash balances	(17)	149	446

Increase (decrease) in cash and cash equivalents	—	(8,222)	8,010
Cash and cash equivalents — beginning of year	—	8,222	212

Cash and cash equivalents — end of year	$—	$—	$8,222

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
1	Basis of presentation

These audited consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its wholly owned subsidiaries, collectively referred to as OSI Geospatial or the Company. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and all amounts herein have been expressed in thousands of U.S. dollars unless otherwise noted. Note 22 to these financial statements presents a comparison to generally accepted acccounting principles in the United States (“U.S. GAAP”).

The annual and interim consolidated financial statements previously issued in 2005 and 2006 were prepared in accordance with “U.S. GAAP”. These previously released financial statements included a reconciliation to Canadian GAAP. The Company has restated all comparative amounts presented in the financial statements in accordance with Canadian GAAP. In the process of this restatement to Canadian GAAP, certain GAAP differences that were previously not identified in prior years’ GAAP reconciliation notes to the financial statements have now been identified and corrected. See Note 23 for additional information.

On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favour of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.

2	Nature of operations

OSI Geospatial Inc. designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI Geospatial’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. OSI Geospatial conducts its operations through three business units — International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit (formerly the Geomatics business unit) provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3	Accounting changes

a) Changes in accounting policies relating to the adoption of Canadian GAAP

In line with the conversion to Canadian GAAP referred to in Note 1 above, the Company has adopted the provisions of CICA Handbook Section 3855 Financial Instruments — Recognition and Measurement, CICA Handbook Section 3861 Financial Instruments — Presentation and Disclosure, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income. These provisions became effective for the fiscal year beginning December 1, 2006, and have been applied retroactively.
(i)	Financial Instruments — Recognition and Measurement

This standard prescribes the recognition and measurement of financial instruments. Section 3855 requires that all financial assets and liabilities (including derivatives) be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on the classification of the instruments. All financial instruments must be classified as one of the following categories: held for trading, held to maturity, loans and receivables, available for sale assets and other financial liabilities.

The financial assets categorized as held for trading are measured at fair value with unrealized gains and losses recognized in net income. Section 3855 permits an entity to designate any financial instruments as held for trading on initial recognition or adoption of this standard, even if that instrument would not

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
otherwise meet the definition of held for trading as specified in Section 3855. The Company’s financial instruments classified as held for trading have included forward contracts and marketable securities, when used. The Company has historically measured these instruments at fair value and any unrealized gains and losses have been included in income.

Available for sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The Company currently has no assets classified as available for sale.

The financial assets and liabilities classified as loans and receivables, held to maturity and other liabilities are measured at amortized cost. There is no change in accounting treatment for these financial instruments as a result of adoption of Section 3855.

(ii)	Hedges

This standard sets out the criteria of when hedge accounting is applied and how it is applied. It provides the option of designating qualifying transactions as hedges for accounting purposes. The qualifying hedging relationships include fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The changes in the fair value of the hedging derivatives will be recognized in net earnings or accumulated other comprehensive income depending on the nature of the hedging relationships. Any gains and losses resulting from any ineffectiveness in hedging relationships are recognized in net income immediately. The Company does not currently have any hedges and as a result there is no change on adoption of Section 3865.

(iii)	Comprehensive Income

This section establishes standards for the reporting and disclosure of other comprehensive income [“OCI”] in a new category, Accumulated Other Comprehensive Income, which will be included in shareholders’ equity on the consolidated balance sheet. Comprehensive income includes all changes in equity of the Company during a period except those resulting from investments by shareholders and distributions to shareholders. The major components included in Accumulated Other Comprehensive Income are unrealized gains and losses on financial assets classified as available for sale, and unrealized foreign exchange gains and losses arising on translation of the financial statements of self-sustaining foreign operations.

The adoption of Section 1530 alongside with the conversion to Canadian GAAP has not resulted in any change in disclosure on the Company’s balance sheet. The Company has presented a Statement of Other Comprehensive Income in the consolidated financial statements.
b) Change in reporting currency

Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change resulted from the acquisition of CHI Systems Inc. which increased the overall proportion of business activities of the OSI Geospatial Inc. Group of Companies conducted in U.S. dollars. The change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the period, while earnings were translated at the average rate for period. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the foreign currency translation adjustment.

Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
c) Recent pronouncements

The following recent pronouncements issued by the CICA will be monitored by the Company:

The CICA has issued two accounting standards related to the disclosure and presentation of financial instruments. CICA Handbook Section 3862 Financial Instruments — Disclosure and CICA Handbook Section 3863 Financial Instruments — Presentation, which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. These standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements.

The CICA has issued CICA Handbook Section 1535 Capital Disclosures which will require disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The CICA has issued CICA Handbook Section 3031 Inventories which will replace CICA 3030 Inventories. CICA 3031 will create changes from current practice, including the reversal of impairment write-downs, which is not permitted currently and more extensive disclosure. The section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

The CICA has issued CICA Handbook Section 3064 Goodwill and Intangible Assets which replaces Section 3062 Goodwill and Other Intangibles and Section 3450 Research and Development Costs. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including the development, maintenance or enhancement of intangible resources such as scientific or technical knowledge, design and implementation of new processes or systems, licenses, intellectual property, market knowledge and trademarks. This Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

The Company is assessing the impact on its consolidated financial statements of the above recent pronouncements.

4	Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 22. The following is a summary of significance accounting principles used in the preparation of these consolidated financial statements.

a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

b)	Foreign currency translation

The Company’s Canadian subsidiaries’ functional currency is Canadian Dollar. The Company’s United States subsidiaries’ functional currency is United States Dollars.

Monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at historical rates. Revenue and expenses are translated at the average exchange rate

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
prevailing during the period. Foreign currency translation gains and losses are included in income in the period in which they occur.

The cumulative foreign currency translation adjustment included under accumulated other comprehensive income within shareholders’ equity on the consolidated balance sheets relates to the unrealized foreign currency translation gains or losses of Canadian subsidiaries. Financial statements of Canadian subsidiaries, all of which are self-sustaining, are translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average exchange rate prevailing during the period.

c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

d)	Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

e)	Accounts receivable

The Company maintains an allowance for doubtful accounts against its accounts receivable for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

f)	Inventory

Materials and components are stated at the lower of cost and net realizable value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated replacement or net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

g)	Research and development costs

The Company annually incurs costs on activities that relate to the research and development of new products.

Research costs are expensed in the period incurred.

Product development costs include investigative and development expenditures incurred on specific potential products. These costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
h)	Equipment and furnishings

Equipment, furniture and fixtures and leasehold improvements are recorded at cost less accumulated amortization. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful lives as follows:

	Method	Percentage
Equipment	Declining balance	20 – 25
Furniture and fixtures	Declining balance	20
Leasehold improvements	Straight line	10
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

i)	Intangible and other assets

Intangible and other assets are recorded at cost less accumulated amortization. Amortization is provided using the methods indicated below and rates based on the assets’ estimated useful lives as follows:

	Method	Percentage
Computer software	Declining balance	33
Customer contracts	Straight line	33 – 100
Customer relationships	Straight line	10 – 25
Security clearance	Straight line	17
Licenses and patents	Declining balance	10
An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

j)	Leases

Leases are classified as either capital or operating leases. A lease that transfers substantially all benefits and risks incidental to the ownership of property is classified as a capital lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. At the inception of a capital lease, an asset and a lease obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair value at the beginning of such lease. Assets recorded under the capital leases are amortized over the estimated useful lives of the respective assets on commencement of use of the related assets.

k)	Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. The Company evaluates, on at least an annual basis, the carrying amounts of goodwill for impairment. To accomplish this, the Company compares the fair value of the reporting unit to the carrying amount. If the carrying value of the reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the fair value of the reporting unit goodwill to the carrying amount and any excess would be written off. Any impairment of goodwill would be recognized as an expense in the period of impairment, and subsequent reversals of impairment are prohibited. The Company performs its testing for impairment of goodwill and other intangible assets on an annual basis. Based on testing performed as of November 30, 2007, there was no impairment.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
l)	Lease inducements

Lease inducements are recorded on the balance sheet as deferred rent and are amortized against rent expense over 10 years, the economic life of the lease, on a straight line basis.

m)	Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on differences between their financial reporting and tax bases and are measured using substantially enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against future tax assets to the extent that the Company does not consider them to be more likely than not of being realized.

n)	Revenue recognition

International Systems Operations and US Systems Operations

The Company recognizes revenue from the sale of systems and software licenses upon the transfer of title and software locks to the customer, so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collection is reasonably assured, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance. The Company uses the residual method to recognize revenue on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenue related to the undelivered element is deferred based on vendor-specific objective evidence (“VSOE”) of the fair value of the undelivered element. If VSOE of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements are delivered.

The Company recognizes revenue from the sales of hardware products upon the transfer of title of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is reasonably assured.

The Company also enters into contracts that are primarily fixed fee arrangements to render specific consulting and software modification services. The percentage of completion method is applied to these more complex contracts that involve the provision of services relating to the design or building of complex systems that require significant modification and that are essential to the functionality of other elements in the arrangement. Under this method, revenue is recognized using the percentage of completion basis and is calculated based on actual labour dollars incurred compared to the estimated total labour dollars for the services under the arrangement, so long as persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured. If the Company does not have a sufficient basis to measure progress towards completion, revenue is recognized when final acceptance is received by the Company from the customer.

Service revenues consist of revenues from consulting, implementation, training, integration services and research and development services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of these services. For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines VSOE of fair value for these services based upon normal pricing and discounting practices for these services when sold separately. These services contracts are primarily time and material based contracts. Revenue from these services is recognized at the time such services are rendered by the Company so long as persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is reasonably assured.

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together. The Company endeavours to establish

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
VSOE of the fair value of the undelivered PCS element based on the contracted price for standalone PCS services previously provided. The Company’s multiple-element sales arrangements may include rights for the customer to renew PCS after the bundled term ends. These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS.

PCS revenue associated with systems and software licenses is recognized rateably over the term of the PCS period, so long as persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured. PCS revenue may include software license updates, rights to unspecified software product revisions addressing latent defects, maintenance releases and patches released during the term of the PCS period. PCS revenue may also include hardware maintenance and upgrades throughout the PCS period including maintaining the continual performance standards of the hardware, making modifications, alterations and repairs as required and other hardware related support services.

Revenue under bill-and-hold arrangements is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer, and the Company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

Mapping Operations

Revenue from mapping services are recognized using the proportional performance method of accounting, whereby revenue in the period are based on the output completed to total units of work to be completed of the project for each segment of the project. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Revenue from the sale of mapping products is recorded at the time of delivery of the product to the customer so long as persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, and collection is reasonably assured.

o)	Unbilled revenue

Unbilled revenue is revenue that has been recognized using the percentage of completion or the proportional performance methods of accounting less amounts billed to the customer in accordance with the milestone terms of the contract. Unbilled revenue is reduced when customers are invoiced and the respective accounts receivable is recorded.

p)	Unearned revenue

Unearned revenue is amounts that have been billed to the customer but have not been recognized in revenue.

q)	Government assistance

Government assistance is recorded when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the government assistance. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statements of operations. The liability to repay government assistance is recognized as an expense in the period in which conditions arise that cause the government assistance to be repayable.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
r)	Stock-based compensation

The Company has stock option plans as described in note 13. The Company uses the fair value method to account for such plans. Under this method, the Company measures the fair value of stock-based awards as of the grant date and recognizes the cost as an expense on a straight-line basis over the applicable vesting period with a corresponding increase in contributed surplus. When stock-based compensation awards vest, contributed surplus is reduced by the applicable amount and share capital is increased by the same amount.

s)	Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

t)	Guarantees

The Company guarantees that its software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified warranty issues based on historical activity. To date, the Company has had no material warranty claims.

u)	Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company formally documents the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.

Changes in fair value of foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs or revenue when the hedged transaction is recorded. Derivatives that are not subject to hedge accounting are recorded on the consolidated balance sheets with the changes in fair value being recorded in the consolidated statement of operations each period.

The Company purchases foreign exchange forward contracts to mitigate the exposure to sales and the related accounts receivable to customers denominated in U.S. dollars, UK pounds, Australian dollars and Euros.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
5 Acquisitions
a) Liddy International Inc.
On April 23, 2007, the Company through its subsidiary CHI Systems, Inc., acquired the assets of Liddy International Inc. (“Liddy”), a United States defence contracting company and established Layered Security Solutions (“LSS”). LSS provides business continuity solutions against hazards and has the capability to develop deterrence, response and recovery strategies designed to deal with global threats to business and government. Under the terms of the agreement, the Company paid approximately $154,000 for assets and goodwill of Liddy, of which $25,000 was paid in cash with the balance paid by the issuance of 300,000 common shares of the Company of which 200,000 common shares are held in escrow subject to the satisfaction of certain contractual provisions.
The following table summarizes the fair value of the assets acquired by the Company at April 23, 2007, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired were recorded at their fair values at April 23, 2007. The excess of the purchase price over the fair market value was recorded as goodwill.

In thousands of U.S. dollars
Assets
Furniture and Fixtures	$8
Computer Equipment	17
Goodwill	170

Total assets acquired	195

Net assets acquired (cash and common share consideration)	154
Direct acquisition costs incurred by the Company	41

Total acquisition costs	$195

Less fair value of net identifiable assets acquired	25

Goodwill	$170

b) Mapcon Mapping Consultants Inc,
On April 8, 2005, the Company acquired all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for cash consideration of $1.1 million. The acquisition was effective April 1, 2005. Mapcon Mapping was a privately held land mapping company in the U.S. digital and electronic geomatics data production market. The results of Mapcon Mapping’s operations have been included in the consolidated financial statements commencing April 1, 2005.
The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at April 1, 2005. The excess of the purchase price over the fair market value of $403,000 was recorded as goodwill.
c) CHI Systems Inc.
On December 14, 2005, the Company acquired CHI Systems, Inc. (“CHI Systems”), a United States defence contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defence prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005. The acquisition was accounted for using the purchase method

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
whereby assets acquired and liabilities assumed were recorded at their fair values at December 14, 2005. The excess of the purchase price over the fair market value was recorded as goodwill as highlighted below.

In thousands of U.S. dollars
Assets
Current assets	$2,058
Plant and equipment	225
Intangible and other assets	439
Goodwill	7,727

Total assets acquired	$10,449

Liabilities
Current liabilities not including future tax liabilities	720
Future tax liabilities	181

Total liabilities assumed	$901

Net assets acquired (cash and common share consideration)	$8,849
Direct acquisition costs incurred by the Company	699

Total acquisition costs	9,548

Less fair value of net identifiable assets acquired	1,821

Goodwill	$7,727

Cash of acquired operations	$627

The fair value of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to CHI Systems.
The following table presents details of the purchased intangible assets:

In thousands of U.S. dollars	Estimated useful life	Amount
Patents	5 years	$6
Customer contracts	2 to 36 months	158
Security clearance	6 years	275

Total intangible assets		$439

6 Accounts receivable and unbilled revenue

	November 30,
In thousands of U.S. dollars	2007	2006

Trade	$7,570	$5,143
Unbilled revenue	5,312	7,257
Technology Partnerships Canada contribution	—	269
Other	182	97
Allowance for doubtful accounts	(9)	(59)

	$13,055	$12,707

As at November 30, 2007, government contract trade receivables were $3,506,000 (2006 - $4,044,000) and unbilled government contract revenues were $5,003,000 (2006 - $6,680,000).

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
7 Inventory

	November 30,
In thousands of U.S. dollars	2007	2006

Materials and components	$1,012	$958
Finished goods	204	105

	$1,216	$1,063

8 Equipment and furnishings

	November 30, 2007
		Accumulated
In thousands of U.S. dollars	Cost	Amortization	Net Amount
Equipment	$5,468	$4,399	$1,069
Furniture and fixtures	728	554	174
Leasehold improvements	751	80	671

	$6,947	$5,033	$1,914

	November 30, 2006
		Accumulated
In thousands of U.S. dollars	Cost	Amortization	Net Amount
Equipment	$4,638	$3,713	$925
Furniture and fixtures	599	482	117
Leasehold improvements	300	253	47

	$5,537	$4,448	$1,089

9 Intangible and other assets

	November 30, 2007
		Accumulated
In thousands of U.S. dollars	Cost	Amortization	Net Amount
Computer software	$1,583	$1,050	$533
Customer contracts	288	286	2
Customer relationships	160	64	96
Security clearance	275	92	183
Licenses and patents	85	38	47

	$2,391	$1,530	$861

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006

	November 30, 2006
		Accumulated
In thousands of U.S. dollars	Cost	Amortization	Net Amount
Computer software	$1,189	$791	$398
Customer contracts	288	278	10
Customer relationships	160	42	118
Security clearance	275	46	229
Licenses and patents	80	41	39

	$1,992	$1,198	$794

The aggregate amortization expense for intangible assets for the fiscal year was $219,000 (2006 — $288,000, 2005 — $81,000).
10 Accounts payable and accrued liabilities

	November 30,
In thousands of U.S. dollars	2007	2006

Trade	$1,798	$2,016
Accrued employee compensation	1,542	1,318
Accrued employee benefits and payroll deductions	217	280
Accrued royalties (note 14)	472	490
Other accrued liabilities	1,556	783

	$5,585	$4,887

11 Credit facilities
The Company has certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at November 30, 2007 was 6.25% (2006 – 6.00%). The Company also has an operating line with a U.S. chartered bank which bears interest at the bank’s prime lending rate plus 0.5%. The prime lending rate at November 30, 2007 was 7.5% (2006 – 8.25%). Funds drawn on the operating lines and the standby letters of credit are repayable on demand. The Company utilizes letters of credit to back certain performance obligations with its customers. As of November 30, 2007 and 2006, no letters of credit were issued.
The maximum amount available to the Company under the operating lines are CAD $2,000,000 and US $600,000. The credit facilities are collateralized by a general assignment of book debts, a general security agreement and general security agreements, from each of Offshore Systems Ltd., Mapcon Mapping Ltd. and Mapcon Mapping Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement.
The Company has a foreign exchange facility with a Canadian chartered bank whereby it can enter into forward foreign exchange contracts. The maximum facility is based on a bank formula for deemed risk and is calculated using recent volatility in the currency of the contract as well as the length of the contract. At November 30, 2007, our foreign exchange facility would enable the Company to enter into USD denominated forward foreign exchange contracts for approximately US $7 million.  As at November 30, 2007, the Company has drawn on it forward foreign exchange contract facility in the amount of US $4.9 million (2006: $nil). A foreign exchange loss of $137,000 (2006: nil) has been included in other liabilities.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
12 Capital lease obligation
Finance leases have been established for the purchase of certain capital assets with terms ranging from three to five years. The lease obligations are capitalized at the lease inception at the lower of fair value of the leased property and the present value of the minimum lease payments. The weighted average interest rate implicit in the leases is approximately 4%.
Commitments in relation to capital leases are payable as follows:

	November 30,
In thousands of U.S. dollars	2007	2006

Within one year	$89	$—
Later than one year but less than five years	222	—

Minimum lease payments	311	—
Future financing charges	(65)	—

Recognized as a liability	246	—

Less: current portion	(46)	—

Long term portion of capital lease obligation	$200	—

13 Capital Stock
a. Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which:
10,000,000 shares are designated Series A voting non-cumulative, retractable, convertible at a ratio of 1:1, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series, of which:
10,000,000 shares are designated Series 1 voting, cumulative, convertible shares at a ratio of 1:45.5, 6% preference shares, and 10,000,000 shares are designated Series 2 voting, cumulative, convertible shares at a ratio of 1:58.82, 7% preference shares
Unlimited Class C preference shares without par value, issuable in series
Unlimited common shares without par value
b. Class A preference shares
The Company has 30,262 (November 30, 2006 – 30,262) Class A preference shares outstanding. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.
c. Class B Series 2 preference shares
Each Series 2 preference share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. The Company has the right to require the shareholders of the preference shares to convert each such share into 58.8235 common shares if (i) at any time after 13 months following the issuance of the preference shares, the closing trade price of the Company’s common shares exceeds CAD $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its common shares for more than CAD$40 million at a price per common share greater than CAD $1.70. The preference shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus a premium of 20% of the original issue price. The preference shares are not subject to any right of redemption at the option of the holder.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
During the fiscal year 2007, 101,310 preference shares were converted into 5,959,393 common shares (2006 – 61,400 preference shares were converted into 3,611,762 common). The Class B preference shares were reduced, and the common shares were increased by $2.6 million (2006 - $1.6 million), the carrying value of the shares converted.
d. Common shares
On July 31, 2007, the Company closed a private placement offering resulting in the placement of 5,560,000 units (the “Units”) of the Company at a price of $0.65 per Unit, for gross proceeds of $3.4 million. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.80 per common share for a period of 24 months expiring July 31, 2009.
The gross proceeds from the private placement were allocated as follows: $3.1 million was allocated to the 5,560,000 common shares issued and $332,000 was allocated to the 2,780,000 warrants issued. Share issue costs associated with the private placement amounted to $356,000 and included a $74,000 broker compensation warrant entitling the broker to purchase up to 333,600 Units of the Company at a price of $0.65 per Unit for a period of 24 months from the closing of the offering.
An additional 300,000 common shares were issued as part of the Liddy acquisition (note 5a).
e. Stock option plans
The Company has established three stock option plans under which stock options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,274,494 are available for future granting. The exercise price of stock options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that stock options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Stock options granted to directors, management and employees vest over periods ranging from immediately to five years.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
A summary of the status of the Company’s stock option plans at November 30 is as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
In Canadian dollars	shares	price	shares	price	shares	price
Outstanding — beginning of year	3,417,584	$0.95	3,674,417	$0.81	2,254,047	$0.94
Granted	1,150,000	0.55	247,500	0.65	3,054,666	0.79
Exercised	—	—	(90,000)	0.73	(11,000)	0.65
Forfeited	(273,000)	0.90	(196,000)	0.82	(18,384)	0.80
Surrendered	—	—	—	—	(632,784)	0.87
Expired	(698,418)	1.08	(218,333)	0.87	(972,128)	0.98

Outstanding — end of year	3,596,166	$0.80	3,417,584	$0.83	3,674,417	$0.82

Exercisable — end of year	3,531,582	$0.80	3,417,584	$0.83	3,378,417	$0.81

A summary of the Company’s stock options outstanding and exercisable at November 30, 2007 is as follows:

In Canadian dollars		Options outstanding			Options exercisable
			Weighted
			average
		Number	remaining	Weighted	Number	Weighted
		outstanding	contractual	average	exercisable	average
Range of		at November	life	exercise	at November	exercise
Exercise prices		30, 2007	(years)	price	30, 2007	price
	$0.46 - 0.63	980,000	4.72	$0.53	915,416	$0.52
	0.64 - 0.96	1,725,166	2.94	0.86	1,725,166	0.86
	0.97 - 1,21	891,000	2.72	0.99	891,000	0.99

	$0.46 - 1.21	3,596,166	3.37	$0.80	3,531,582	$0.80

A summary of the Company’s stock options outstanding and exercisable at November 30, 2006 is as follows:

In Canadian dollars	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	outstanding at	average
Range of	November 30,	contractual life	exercise	November 30,	exercise
exercise prices	2006	(years)	price	2006	price
$0.64 - 0.96	2,902,916	3.58	$0.80	2,902,916	$0.80
0.97 - 1.21	514,668	0.35	1.00	514,668	1.00

$0.64 - 1.21	3,417,584	3.10	$0.83	3,417,584	$0.83

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
A summary of the Company’s stock options outstanding and exercisable at November 30, 2005 is as follows:

In Canadian dollars	Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	outstanding at	average
Range of	November 30,	contractual life	exercise	November 30,	exercise
exercise prices	2005	(years)	price	2005	price
$0.64 - 0.96	3,101,416	4.19	$0.79	2,951,416	$0.79
0.97 - 1.21	573,001	1.26	0.98	427,001	0.98

$0.64 - 1.21	3,674,417	3.73	$0.82	3,378,417	$0.81

Stock-based compensation
For the year ended November 30, 2007, the Company incurred non-cash stock-based compensation expense of $262,000 (2006 — $104,000, 2005 — $1,078,000) related to 1,150,000 stock options granted. Of the options granted in the year ended November 30, 2007, 1,046,000 options vested immediately, 52,000 will vest over one year and 52,000 will vest over two years from the grant date. The expense was included in general and administrative costs and was recorded in contributed surplus.
The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2007	2006	2005
Risk-free interest rate	3.96%	4.14%	2.87%
Volatility	47%	53%	49%
Estimated average option lives	5 years	5 years	3.2 years
Dividend yield	0.0%	0.0%	0.0%
Option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.
Shareholder rights plan
On April 18, 2001, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies. On March 19, 2007, the Board of Directors carried a resolution regarding the continued existence of the Rights Plan as amended and restated as of March 19, 2007, subject to receipt of shareholder approval, for an additional three year period. The continued existence of the Rights Plan was approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on April 19, 2007.
The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 35 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.
The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
unsolicited take-over bid for the Company. The Rights Plan will encourage an offeror to proceed by way of a permitted bid or to approach the Board of Directors with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.
f. Warrants
In Canadian dollars

		Weighed average remaining
Number of Warrants	Exercise Price	contractual life in years
1,393,301	$1.10	0.21
12,395,067	0.85	2.36
2,780,000	0.80	1.67

16,568,368	$0.86	2.06

g. Loss per share

In thousands of U.S. dollars, except share related data	Years ended November 30,
Basic loss per share	2007	2006	2005
Net earnings (loss)	$(2,874)	$932	$(3,499)
Less:
Class B Series 1 preference share dividends	—	—	(51)
Class B Series 2 preference share dividends (*A)	(714)	(1,014)	(702)

Loss available to common shareholders	$(3,588)	$(82)	$(4,252)

Weighted average number of common shares outstanding	41,096,261	32,381,992	27,989,832

Basic loss per share	$(0.09)	$(0.00)	$(0.15)

(*A)	Dividends of $332,000 are included which represents the dividends earned by the shareholders of the Class B Series 2 cumulative preference shares. These dividends were declared and paid in December 2007 (Note 24)

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006

In thousands of U.S. dollars, except share related data	Years ended November 30,
Diluted loss per share	2007	2006	2005

Net earnings (loss)	$(2,874)	$932	$(3,499)
Class B Series 1 preference share dividends	—	—	(51)
Class B Series 2 preference share dividends (*A)	(714)	(1,014)	(702)

Loss available to common shareholders	$(3,588)	$(82)	$(4,252)

Weighted average number of common shares outstanding	41,096,261	32,381,992	27,989,832

Dilutive effect of Class A preference shares – Series A (*1)	—	—	—
Dilutive effect of Class B preference shares – Series 1 (*2)	—	—	—
Dilutive effect of Class B preference shares – Series 2 (*1)	—	—	—
Dilutive effect of warrants (*3)	—	16,461,176	—
Dilutive effect of stock options (*1)	—	—	—

Adjusted weighted average number of common shares outstanding	41,096,261	48,843,168	27,989,832

Diluted loss per share	$(0.09)	$(0.00)	$(0.15)

(*A)	Dividends of $332,000 are included which represents the dividends earned by the shareholders of the Class B Series 2 cumulative preference shares. These dividends were declared and paid in December 2007 (Note 24)

(*1)	The Class A preference shares – Series A, Class B preference shares Series 2 and stock options were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2007, 2006 and 2005.

(*2)	The Class B preference shares – Series 1 were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2005. There were no Class B preference shares – Series 1 outstanding at November 30, 2007 and 2006.

(*3)	The outstanding warrants were anti-dilutive for the purposes of calculating diluted earnings per share for the years ended November 30, 2007 and 2005.
14 Technology Partnerships Canada
On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3.3 million. Accounts receivable at November 30, 2007 includes $nil of amounts receivable from TPC in connection with these claims (2006 – $269,000), which represents the maximum allowed under the agreement.
In addition, the Company is required to pay a royalty of 1.4% on annual gross revenue in the International Systems Operations segment for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue in the International Systems Operations segment for the period January 1, 2009 to December 31, 2013. The Company has paid royalties of $178,000 to date (2006 – $nil) and has accrued

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
royalties of $150,000 at November 30, 2007 (November 30, 2006 — $155,000). Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $5.3 million or until December 31, 2017.
In addition, the Company is required to pay a royalty of 3% on annual gross revenue in the International Systems Operations segment for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $1.7 million to date (2006 – $1.3 million) and has accrued royalties of $322,000 at November 30, 2007 (November 30, 2006 — $335,000). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $6.8 million or until November 30, 2014.
Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business.
During the year ended November 30, 2005, the Company was subject to three audits by government authorities. The results of the cost audit did not have a financial impact on the Company’s results. The results of the compliance audit required a repayment of contributions received of $105,000 recognized in the 2006 fiscal year as a reduction in TPC contributions. The royalty audit concluded in 2007 and resulted in a requirement to pay an additional $16,000.
TPC royalties paid and accrued are as follows:

	Years ended November 30,
In thousands of U.S. dollars	2007	2006	2005
Royalties paid	$476	$256	$263

Accrued royalties – current	$472	$490	$256

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.
15 Commitments and contingencies
The Company has entered into a one year guarantee for one of the Company’s subsidiaries, CHI Systems, Inc. (“CHI”). The Company has guaranteed CHI’s bank line of credit that was put in place by the previous owners prior to OSI Geospatial’s acquisition of CHI. The maximum potential amount of future payments the Company could be required to make under this guarantee is $600,000 U.S. dollars. At November 30, 2007, the carrying amount CHI’s line of credit was $520,000 U.S. dollars.
In January 2007, the Company signed a 10 year lease for new office facilities in Burnaby, British Columbia. It relocated its North Vancouver, British Columbia operations to Burnaby, British Columbia on August 1, 2007.
In April 2007, the Company signed a three year lease for new office facilities in Ottawa, Ontario. It opened the corporate head office in Ottawa on June 1, 2007.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
The company has entered into operating leases for its office premises in Canada, United States and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

		Less than	1 to 3	4 to 5	After 5
Payments due by period	Total	1 year	years	years	years

In thousands of U.S. dollars

Facility leases	$4,320	$855	$1,406	$942	$1,116
Equipment leases	66	29	34	4	—

Total contractual obligations	$4,386	$884	$1,440	$946	$1,116

For the fiscal year ended November 30, 2007, the Company paid basic rent of $809,000 (2006 - $709,000). In addition to basic rent, the Company is required to pay a portion of certain costs and property taxes for the above commitments. In 2007, the Company paid $110,000 (2006 - $88,000) for these costs.
In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd. (now Mapcon Mapping Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. The Company is currently negotiating a settlement and has accrued an amount that it anticipates will be paid to settle this matter.
16 Related party transactions
On April 11, 2005, Mr. E. Brinton Coxe, a director of the Company at the time, assisted the Company in structuring and arranging the private placement financing and issuance of the Class B – Series 2 preference shares. In consideration for his services, the Company paid him compensation of $672,000 and 350,000 common share purchase warrants. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $125,000 for professional services provided during 2005 and to be provided to April 2006. For the year ended November 30, 2006, $25,000 was charged to expenses (2005 — $100,000). As of April 2006, Mr. Coxe ceased being a director of the Company.
On April 8, 2005, Gerald J. Shields, a related party by virtue of the provision of legal services to the Company by two law firms in which he has an interest was elected to the Company’s Board of Directors. Fees paid to these two law firms for services Mr. Shields provided to the Company during the fiscal year 2006 totalled $177,000 (2005 — totalled $164,000). As of November 17, 2006, Mr. Shields no longer has an interest in any law firm that provided or provides legal services to the Company.
All related party transactions were conducted at market value prices and were approved by the board of directors.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
17 Income taxes
The Company is subject to Canadian federal, British Columbia and Ontario provincial taxes in Canada. The Company is also subject to federal income taxes in the U.S and state taxes in Pennsylvania, Utah, California, Virginia and Florida.
Earnings (loss) before income taxes consisted of the following:

In thousands of U.S. dollars	2007	2006	2005
| | |

Canadian income (loss)	$(2,450)	$1,112	$(2,868)
U.S. income (loss)	(364)	(477)	299

	$(2,814)	$635	$(2,569)

Income tax expense (recovery) consisted of the following:

In thousands of U.S. dollars	2007	2006	2005

Canadian income tax expense	$103	$1	$786
U.S. income tax expense (recovery)	(43)	(298)	144

	$60	$(297)	$930

The Company has non-capital losses for Canadian income tax purposes of approximately $3,936,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

Year ending November 30
2014	222,000
2015	1,431,000
2026	949,000
2027	1,334,000
The Company has net operating losses for U.S. income tax purposes of approximately $929,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

Year ending November 30
2020	$188,000
2021	27,000
2026	327,000
2027	387,000

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
The Company also has investment tax credits for Canadian income tax purposes of approximately $2.7 million, which can be used to offset future income taxes otherwise payable and expire as follows:

Year ending November 30
2011	$152,000
2012	192,000
2013	200,000
2014	485,000
2015	601,000
2016	221,000
2017	146,000
2026	397,000
2027	263,000
The Company has capital losses for Canadian income tax purposes of approximately $354,000, which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.
The Company has un-deducted scientific research and experimental development expenses for Canadian income tax purposes of approximately $8.6 million, which are available for carry forward to reduce future years’ income for tax purposes. These expenses carry forward indefinitely.
The net future tax consists of the following:

In thousands of U.S. dollars	2007	2006

Future tax assets
Non-capital loss carry-forwards and net operating losses	$1,574	$585
Net capital loss carry-forwards	54	48
Interest deduction carry-forwards	314	—
Scientific research and experimental development costs	2,625	2,110
Share issue costs	395	376
Investment tax credits	2,009	1,494
Equipment and furnishings	1,115	900
Accrued operating expenses	132	238
Other	—	20

	8,218	5,771

Valuation allowance	(7,815)	(5,666)

Future tax assets	403	$105

Less: current portion	(132)	(104)

Future tax assets – long term	$271	$1

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006

In thousands of U.S. dollars	2007	2006

Future tax liabilities
Change in tax accounting method	$25	$36
Intangible assets	74	35
Equipment and furnishings	26	54

Future tax liabilities	125	125

Less: current portion	(25)	(15)

Future tax liabilities – long term	$100	$110

Future tax assets	403	105
Future tax liabilities	(125)	(125)

Net future tax	$278	$(20)

The Company increased its valuation allowance in 2007 against deferred income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against deferred income tax assets for which the more likely than not criteria of future realization has not been met. Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.
A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

In thousands of U.S. dollars	2007	2006	2005
Expected statutory rate	34.12%	34.12%	35.00%

Expected provision for income taxes	$(961)	$217	$(899)
Change in tax rates applied in valuation allowance	138	372	128
Change in valuation allowance	2,399	338	1,881
Foreign tax differentials	(21)	(27)	(3)

Foreign exchange effect on valuation allowance	(993)	(114)	—
Investment tax credits and share issue cost adjustments	(332)	(351)	(439)
Withholding taxes	103	—	—
Part VI.1 tax deduction	(12)	(106)	(68)
Non-deductible expenses and other	(261)	(626)	330

Income tax expense (recovery)	$60	$(297)	$930

18 Segmented information
Beginning in the first quarter of fiscal 2006, the Company changed its financial reporting segments in order to reflect changes in management’s analysis of the business. The consolidated revenue categories have changed to marine systems, land and air systems, and mapping, and the reportable segments are now International Systems Operations, U.S. Systems Operations, Mapping Operations and Corporate and Public Company costs. The comparative information for 2005 has been adjusted to conform to the presentation adopted in 2006.
The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 4. The Company defines

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

In thousands of U.S. dollars					2007
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total
Revenue	$8,214	12,708	4,404	—	25,326
Gross profit	4,070	4,204	1,492	—	9,766
Technology Partnerships Canada — net	471	—	—	—	471
Interest expense	19	3	1	47	70
Income tax expense (recovery)	—	87	(130)	103	60
Net earnings (loss)	(1,206)	1,959	63	(3,690)	(2,874)
Equipment and furnishings expenditures	594	193	219	57	1,063
Intangible expenditures	39	136	70	2	247
Amortization	$236	162	148	8	554

In thousands of U.S. dollars					2006
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total
Revenue	$9,518	10,517	4,102	—	24,137
Gross profit	5,963	3,350	1,340	—	10,653
Technology Partnerships Canada — net	267	—	—	—	267
Interest expense	—	—	—	21	21
Income tax expense (recovery)	—	(95)	(202)	—	(297)
Net earnings (loss)	1,720	1,853	205	(2,846)	932
Equipment and furnishings expenditures	182	66	40	2	290
Intangible expenditures	114	88	35	—	237
Amortization	$209	296	253	5	763

In thousands of U.S. dollars					2005
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total
Revenue	$8,181	—	2,945	—	11,126
Gross profit	4,381	—	1,049	—	5,430
Technology Partnerships Canada — net	847	—	—	—	847
Interest expense	11	—	2	10	23
Income tax expense	554	—	225	151	930
Net earnings (loss)	191	—	(270)	(3,420)	(3,499)
Equipment and furnishings expenditures	157	—	(92)	5	70
Intangible expenditures	21	—	193	2	216
Amortization	$177	—	221	6	404

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006

In thousands of U.S. dollars					Total assets employed
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total
As at November 30, 2007	$8,704	$13,859	$3,648	$137	$26,348

As at November 30, 2006	$10,483	$10,704	$3,283	$(20)	$24,450

Geographically, revenues reported are based on the location of the Company’s customers as follows:

In thousands of U.S. dollars	2007	2006	2005
Europe	$5,899	$6,816	$4,093
Australia/New Zealand	910	1,200	2,149
United States	15,678	13,717	2,410
Canada	2,839	2,404	2,415
Other	—	—	59

Total	$25,326	$24,137	$11,126

Approximately 41% of revenue for the year ended November 30, 2007 (2006 — 47%, 2005 – 40%) is derived from the three largest customers at 18%, 13% and 11%, respectively (2006 — 24%, 15%, 8%, 2005 — 22%, 10%, 8%).
The three largest customers for 2007 were the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. The three largest customers for 2006 were the Royal Navy of the United Kingdom, the U.S. Army and the U.S. Navy. The three largest customers for 2005 were the Royal Navy of the United Kingdom, Royal Australian Navy and the Canadian Navy.
Geographically, equipment and furnishings and intangible and other assets are reported based on location. At November 30, 2007 and 2006, all of the Company’s equipment and furnishings and intangible and other assets were located in Canada and the U.S. as follows:

In thousands of U.S. dollars	November 30, 2007
	Canada	U.S.	Total
Equipment and furnishings	$1,588	$326	$1,914
Intangible and other assets	300	561	861
Goodwill	—	8,300	8,300

Total	$1,888	$9,187	$11,075

In thousands of U.S. dollars	November 30, 2006
	Canada	U.S.	Total
Equipment and furnishings	$859	$230	$1,089
Intangible and other assets	322	472	794
Goodwill	—	8,130	8,130

Total	$1,181	$8,832	$10,013

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
19 Financial Instruments and Risk Management
Fair values
The Company’s financial instruments consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities. The carrying values of current assets and current liabilities approximate their fair values due to their short maturities.
Credit and foreign currency risk
The Company is exposed to credit risk on its cash and cash equivalents in the event of non-performance of other parties. To mitigate this risk, the Company maintains substantially all of its cash and cash equivalents with major financial institutions. Financial instruments that potentially subject the Company to credit risk are primarily accounts receivable. Management is of the opinion that any risk of accounting loss is significantly reduced due to the financial strength of the Company’s major customers.
A substantial portion of the Company’s revenues are received in foreign currencies including US dollar, UK pound and Euros. Fluctuations in the exchange rates between these currencies could have a material effect on the business, financial condition and results of operations. The Company attempts to mitigate this risk with the use foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, UK pounds, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements.
20 Derivative Financial instruments and Foreign Exchange Contracts
Fluctuations in foreign currency exchange rates
The Company’s Canadian subsidiaries enter into transactions denominated in U.S. dollars, UK pounds, Australian dollars and Euros and as such their revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to the functional currency, the Canadian dollar.
The Company’s Canadian subsidiaries use foreign exchange forward contracts to mitigate the foreign exchange exposure related to transactions denominated in U.S. dollars, UK pounds, Australian dollars and Euros. At November 30, 2007, the Company had foreign exchange forward contracts maturing in the following year to sell US $2,200,000 (2006 – US $1,262,000), £1,330,000 (2006 – £107,000) and Australian $nil (2006 – Australian $500,000).
The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2007. The fair value of the above derivative financial instruments was a recorded liability in accounts payable and accrued liabilities of $137,000 at November 30, 2007 (2006 – $55,000).
21 Supplemental cash flow information

In thousands of U.S. dollars	2007	2006	2005
Cash paid during the year for interest	$71	$21	$23

Cash paid during the year for income taxes	$—	$263	$5

Cash received during the year for interest	$14	$—	$—

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
22 Reconciliation of generally accepted accounting principles
The Company prepares its audited consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to U.S. generally accepted accounting principles (“U.S. GAAP”), except for the differences as follows:
(a) Under U.S. GAAP prior to December 1, 2005, the Company accounted for stock-based compensation to employees and directors in accordance with the intrinsic value method of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective December 1, 2005, under U.S. GAAP the Company accounts for stock-based compensation to employees and directors in accordance with the fair value based method of FASB Statement 123(R). Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value based method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Under U.S. GAAP, this resulted in a decrease to stock based compensation of $206,000 in 2005.
(b) Under U.S. GAAP, the Company is required to record stock-based compensation for options granted to non-employees based on the fair value based method as required by SFAS 123(R) retroactive for all prior periods. Under Canadian GAAP, the Company is not required to record stock-based compensation for stock options granted to non-employees prior to December 1, 2001. These stock-based compensation transactions result in differences of $649,000 (November 30, 2006 — $649,000, November 30, 2005 — $649,000) when compared to the same balances as previously reported under Canadian GAAP.
(c) Under U.S. GAAP, share issue costs are amortized over 5 years and give rise to a future tax expense. Under Canadian GAAP, share issue costs are deductible in the year incurred. For U.S. GAAP purposes, there is a deferred tax expense for the year ended November 30, 2007 of $133,000 (for the year ended November 30, 2006, $99,000, for the year ended November 30, 2005, $19,000).
(d) Under U.S. GAAP, taxes owing on dividends paid (Part VI.1 tax) are included in tax expense in the income statement. Under Canadian GAAP, Part VI.1 taxes are included in accumulated deficit, alongside the cost of the dividends. Under U.S. GAAP, for the year ended November 30, 2007, tax expense related to dividends was $12,000 (for the year ended November 30, 2006, $140,000, for the year ended November 30, 2005, $86,000).
(e) Under Canadian GAAP, there is no requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal year 2005 the Company recorded beneficial conversion features of $3.9 million on the issuance of Class B Series 1 and 2 preference shares, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $676,000 for the year ended November 30, 2007 ($674,000 for the year ended November 30, 2006, $431,000 for the year ended November 30, 2005).
(f) Additionally, when convertible shares are converted to common shares under U.S. GAAP, the conversion is recorded by reducing preference shares at the historical share price, increasing common shares are the current market value, proportionally reducing the beneficial conversion feature included in additional paid in capital and adjusting accumulated deficit by the difference. Under Canadian GAAP, both the preference shares and common shares are adjusted by the historical value. As a result of the above, under U.S. GAAP for the year ended November 30, 2007, preference shares were reduced by $378,000 (for the year ended

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
November 30, 2006, $148,000), common shares were increased by $1,306,000 (for the year ended November 30, 2006, $576,000), additional paid in capital was reduced by $598,000, (for the year ended November 30, 2006, $1,054,000), and accumulated deficit was increased by $125,000 (for the year ended November 30, 2006, $170,000),
(g) Under US GAAP, investment tax credits applied to taxable income are recorded as a tax recovery. Under Canadian GAAP, investment tax credits are considered a reduction of engineering expenses on the income statement.  For US GAAP purposes for the year ended November 30, 2005, the current income tax expense would be $143,000 lower and the engineering expenses would be $143,000 higher.
(h) Under Canadian GAAP, development costs are eligible for deferment subject to meeting the requirements of CICA Section 3064 Goodwill and Intangible Assets (formerly CIC Section 3450 Research and Development Costs), Under U.S. GAAP, development costs are expensed as incurred. As a result, under U.S. GAAP, deferred development costs would be nil (2006: nil) and engineering costs would increase by $97,000.
(i) If U.S. GAAP were followed:
i) the effect on the Consolidated Statements of Earnings would be:

In thousands of U.S. dollars except earnings (loss) per share	For the year ended November 30,
	2007	2006	2005
		(restated – see	(restated – see
		Notes 1 & 23)	Notes 1 & 23)
Earnings (loss), Canadian GAAP	$(2,874)	$932	$(3,499)
Adjustment for stock based compensation (a),(b)	—	—	855
Future income tax on preferred share issue costs (c)	(133)	(99)	(19)
Development costs not eligible for deferral (h)	(97)	—	—
Part VI.1 tax on dividends paid (d)	(12)	(140)	(86)

Earnings (loss), U.S. GAAP	$(3,116)	$693	$(2,749)

Loss attributable to common shareholders, U.S.GAAP	$(4,381)	$(825)	$(9,400)

Basic loss per common share, U.S. GAAP	$(0.11)	$(0.03)	$(0.34)
Diluted loss per common share, U.S. GAAP	$(0.11)	$(0.02)	$(0.34)
Weighted average number of common shares — basic, U.S. GAAP	41,096,261	32,381,992	27,989,832
Weighted average number of common shares – diluted, U.S. GAAP	41,096,261	48,843,168	27,989,832
ii) Balance Sheet items which would differ under U.S. GAAP are as follows:

In thousands of U.S. dollars	At November 30,
	2007	2006
		(restated – see
		Notes 1 & 23)
Deferred development costs	$—	$—
Common shares (f)	24,934	18,222
Class B Series 2 preference shares (e), (f)	6,552	8,695
Additional paid in capital (f)	2,639	3,357
Accumulated deficit (c), (e), (f)	(23,175)	(19,225)

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
23 Restatement of prior years’ U.S. to Canadian GAAP reconciliation notes
As disclosed in Note 1, the Company began preparing its consolidated financial statements in accordance with Canadian GAAP during the year ended November 30, 2007.  Prior period financial statements were prepared in accordance with U.S. GAAP. During the conversion to Canadian GAAP, the Company identified certain GAAP differences that were previously not included in the prior years’ GAAP reconciliation notes. The GAAP differences have been highlighted below:
Statement of operations — prior years’ Canadian GAAP reconciliations

In thousands of U.S. dollars	At November 30, 2006
	As previously
	reported	Restated
Net earnings, Canadian GAAP	$688	$932
Loss attributable to common shareholders, Canadian GAAP	(326)	(82)
Basic and diluted loss per share	(0.01)	0.00

	At November 30, 2005
	As previously
	reported	Restated
Earnings (loss), Canadian GAAP	$(3,604)	$(3,499)
Loss attributable to common shareholders, Canadian GAAP	(4,357)	(4,252)
Basic and diluted loss per share	(0.16)	(0.15)
The differences previously not identified between the reported and restated amounts in the November 30, 2006 and 2005 Canadian GAAP reconciliations are largely attributable to the adjustments described in Note 22 paragraphs (c) and (d) above.
Balance sheet — prior year Canadian GAAP reconciliations

In thousands of U.S. dollars	At November 30, 2006
	As previously
	reported	Restated
Class A Series A preference shares	$19	$19
Class B Series 2 preference shares	7,148	7,115
Common shares	17,573	15,887
Warrants	4,286	4,286
Contributed surplus	(79)	1,343
Accumulated deficit *	(13,593)	(13,296)
Accumulated other comprehensive income *	2,427	2,427

Total shareholders’ equity	$17,781	$17,781

*	These amounts were combined in the prior year’s U.S. to Canadian GAAP reconciliation note
The main differences not identified in the equity accounts reconciliation in the prior year Canadian GAAP reconciliation note are described in Note 22 paragraph (f) above and impacted Class B Series 2 preference shares, common shares, contributed surplus and accumulated deficit. These restatements were within the equity accounts and did not impact total shareholders’ equity.

OSI Geospatial Inc.
Notes to Consolidated Financial Statements
November 30, 2007 and 2006
24 Subsequent events
On December 13, 2007, the Board of Directors declared the semi-annual dividend of $332,000 on the Class B Preference Share – Series 2.
25 Comparative figures
The comparative consolidated financial statements have been reclassified from financial statements previously presented prepared in accordance with generally accepted accounting principles in the United States to conform to the presentation of the 2007 consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada.

Form 52-109F1 — Certification of Annual Filings
I, Ken Kirkpatrick, President and Chief Executive Officer, OSI Geospatial Inc., certify that:
1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the issuer) for the year ended November 30, 2007;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that as materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: February 26, 2008

/s/ Ken Kirkpatrick Ken Kirkpatrick
President and Chief Executive Officer

Form 52-109F1 — Certification of Annual Filings
I, John T. Sentjens, Chief Financial Officer, OSI Geospatial Inc., certify that:
1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the issuer) for the year ended November 30, 2007;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that as materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: February 26, 2008

/s/ John T. Sentjens John T. Sentjens
Chief Financial Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“Ken Kirkpatrick”

	Title:	President & Chief Executive Officer

     Date: February 26, 2008